

Notice of 2021 Annual Meeting of Stockholders and Proxy Statement

April 29, 2021

Letter to Stockholders

Dear Entegris Stockholders:



Throughout the COVID-19 pandemic, our priority has remained the same: ensuring the safety of our colleagues and our valued partners. I am proud of what we have achieved in this regard, all while delivering for our customers.

Despite the prevailing uncertainties and operational challenges linked to COVID-19, we achieved record sales, EBITDA and cash flow in 2020, showcasing the strength of our team's execution and our highly resilient, differentiated and unit-driven business model.

In 2020, we once again outperformed the semiconductor industry as a result of our strong position, wins with leading-edge solutions and the growing importance of our value proposition to our customers' technology roadmaps.

Other highlights for our business in 2020 included:

- The launch of Entegris' Corporate Social Responsibility (CSR) program. We believe that what we do as a business must be inextricably linked to what we stand for as an organization. We set ambitious goals for each of our four CSR pillars, which are closely connected, not only to our value system, but also to the value proposition of Entegris and our business strategy.
- Our focus on operational excellence paid dividends during the year. Even in the backdrop of the challenges of the pandemic, we achieved our best year on record in quality and safety.
- We allocated more than $470 million of capital, which included re-investments in our business in CAPEX and R&D; as well as ongoing dividends and share repurchases.
- We acquired two companies: Sinmat (which makes CMP slurries for silicon carbide and gallium nitride substrates) and GMTI (a leader in the design and production of high precision analytical instruments for CMP and formulated cleaning chemistries). These acquisitions are good examples of the types of technology and applications we want to add to the Entegris platform: high-quality, value accretive, differentiated businesses in high-growth markets.

Looking ahead, we continue to be very optimistic about the long-term fundamentals of the semiconductor market. Accelerating chip demand and a higher proportion of wafers produced at the leading edge provide a great base for very attractive secular industry growth. On top of this, at Entegris, we are benefiting from the growing importance of process materials and materials purity in semiconductor manufacturing. We expect these key trends will continue to result in a rapidly expanding SAM and increased Entegris content per wafer.

In conclusion, I'm very pleased with the performance and resilience of our business in 2020 and we are excited about our future growth prospects as we enter 2021.

Thank you for your support,

Bertrand Loy
President and Chief Executive Officer

March 17, 2021

Notice of 2021 Annual Meeting of Stockholders



DATE AND TIME
April 29, 2021 (Thursday)
10:00 a.m., local time



LOCATION
129 Concord Road,
Billerica, Massachusetts 01821



RECORD DATE
Stockholders as of March 5, 2021 are entitled to vote.

Voting Items Proposals	Board Vote Recommendation	For Further Details
1. To elect ten (10) Directors to serve until the 2022 Annual Meeting of Stockholders.	**"FOR"** each director nominee	Page **13**
2. To approve, on an advisory basis, Entegris' Executive Compensation.	**"FOR"**	Page **33**
3. To ratify the appointment of KPMG LLP as Entegris' independent registered public accounting firm for 2021.	**"FOR"**	Page **60**

Stockholders will also transact such other business as may properly come before the meeting and at any adjournment or postponement thereof.

The 2021 Annual Meeting of Stockholders of Entegris, Inc. will be held at Entegris' headquarters at 129 Concord Road, Billerica, Massachusetts on Thursday, April 29, 2021, at 10:00 a.m., local time. Stockholders of record at the close of business on March 5, 2021 are entitled to vote at the Annual Meeting and any adjournments or postponements thereof.

By order of the Board of Directors,

Joe Colella

Joe Colella
Senior Vice President, General Counsel and Secretary

How to Vote



INTERNET
www.proxyvote.com



TELEPHONE
1-800-690-6903



MAIL
Mark, sign, date and promptly mail the enclosed proxy card in the postage-paid envelope

Important Notice Regarding the Availability of Proxy Materials for the 2021 Annual Meeting of Stockholders to be Held on April 29, 2021 – the Proxy Statement, Form of Proxy and the Annual Report are available at http://investor.entegris.com/financials.cfm

Proxy Statement Summary

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the "Board") of Entegris, Inc., a Delaware corporation ("Entegris", the "Company", "us", "we" or "our"), for use at the 2021 Annual Meeting of Stockholders to be held at the Company's headquarters at 129 Concord Road, Billerica, Massachusetts on Thursday, April 29, 2021 at 10:00 a.m., local time, and at any adjournment or postponements of that meeting. You may obtain directions to the location of the Annual Meeting of Stockholders by contacting our Investor Relations Department via email at irelations@entegris.com. This Proxy Statement, the foregoing Notice of Annual Meeting of Stockholders, the enclosed form of proxy and the Company's 2020 Annual Report on Form 10-K are first being mailed or given to stockholders on or about March 17, 2021. The content of any website referred to in this Proxy Statement is not a part of and is not incorporated by reference in this Proxy Statement.

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting. Page references are supplied to help you find further information in this Proxy Statement.

Company Overview

Entegris, Inc. is a leading supplier of advanced materials and process solutions for the semiconductor and other high-technology industries. Our mission is to help our customers improve their productivity, performance and technology by providing solutions for the most advanced manufacturing environments. We leverage our unique breadth of capabilities to create mission-critical microcontamination control products, specialty chemicals and advanced materials handling solutions that maximize manufacturing yields, reduce manufacturing costs and enable higher device performance for our customers.

Entegris at a Glance

A leading supplier of advanced materials and process solutions for the semiconductor and other high-technology industries.

 **Founded** **1966**	 **2020 Net Sales** **$1.86B**	 **Headquarters** **Billerica, MA**
 **2020 R&D investment** **~7.3% net sales**	 **Employees** **~5,800**	



Business Divisions

Specialty Chemicals and Engineered Materials (SCEM)
Microcontamination Control (MC)
Advanced Materials Handling (AMH)

2020 Performance Highlights

NET SALES
($ in millions)



NET INCOME
($ in millions)



ADJUSTED EBITDA(1)
($ in millions)



GAAP EPS



NON-GAAP EPS(1)



(1) Non-GAAP. See Appendix A for more information on the Company's use of non-GAAP metrics, including GAAP to non-GAAP reconciliations.

Voting Matters and Recommendations

PROPOSAL 1

Election of Directors

✓ The Board recommends that the stockholders vote **FOR** each of the nominees.



See pages **13-32** for further information.

Director Nominees

The following table provides summary information about each director nominee.

Name and Primary Occupation	Director Since[1]	Committee Membership		
		AFC	MDCC	GNC
Michael A. Bradley, 72 INDEPENDENT *Retired Chief Executive Officer, Teradyne, Inc.*	2001	⚫		⚫
R. Nicholas Burns, 65 INDEPENDENT *Roy and Barbara Goodman Family Professor of The Practice of Diplomacy and International Relations, Kennedy School, Harvard University*	2011		⚫	🔴
Rodney Clark, 51 INDEPENDENT *Corporate Vice President of the Worldwide Internet of Things and Mixed Reality Sales, Microsoft Corporation*	2021			
James F. Gentilcore, 68 INDEPENDENT *Retired Chairman and Chief Executive Officer, PQ Corporation*	2013	⚫	🔴	
Yvette Kanouff, 55 INDEPENDENT *Partner and Chief Technology Officer, JC2 Ventures*	2021			
James P. Lederer, 60 INDEPENDENT *Retired Executive Vice President, Qualcomm Technologies, Inc.*	2015	🔴	⚫	
Bertrand Loy, 55 *President and Chief Executive Officer, Entegris, Inc.*	2012			
Paul L.H. Olson, 70 INDEPENDENT CHAIRMAN OF THE BOARD *Former Chief Executive Officer, nuBridges, Inc.*	2003			
Azita Saleki-Gerhardt, 57 INDEPENDENT *Executive Vice President, Operations, AbbVie Inc.*	2017		⚫	⚫
Brian F. Sullivan, 59 INDEPENDENT *Chairman and Chief Executive Officer, Celcuity Inc.*	2003	⚫		⚫

AFC	Audit & Finance Committee	🔴	Chair
MDCC	Management Development & Compensation Committee	⚫	Member
GNC	Governance & Nominating Committee		

[1] In determining the year first appointed or elected as a director of Entegris, service with predecessor public company Entegris, Inc., a Minnesota corporation, is included in the case of Mr. Olson and Mr. Sullivan, and service with predecessor public company Mykrolis Corporation is included in the case of Mr. Bradley.

Board Snapshot

INDEPENDENCE



1 Not Independent

9 Independent

TENURE



3 >10 years

3 <5 years

4 5-10 years

AGE



3 >65 years

5 <60 years

2 60-65 years

DIVERSITY (INCLUDING GENDER AND ETHNICITY)



3 Diverse

7 Non-Diverse

Entegris

DIRECTOR SKILLS, EXPERIENCE AND DIVERSITY

Skill	Bradley	Burns	Clark	Gentilcore	Kanouff	Lederer	Loy	Olson	Saleki-Gerhardt	Sullivan
CORPORATE GOVERNANCE 10/10 Experience serving as a public company director, including an understanding of good corporate governance standards and practices.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
RISK MANAGEMENT 10/10 Experience assessing and managing enterprise business or government risks or experience overseeing complex business risk management matters.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
PUBLIC COMPANY CEO EXPERIENCE 4/10 Experience as a current or former CEO of a publicly listed company.	✓			✓			✓			✓
DIVERSITY 3/10 Diverse background with respect to gender, ethnicity or race.			✓		✓				✓	
GLOBAL BUSINESS/WORLD AFFAIRS 9/10 Experience managing a business with substantial global operations, or experience in and deep, expert knowledge of global politics.	✓	✓	✓	✓	✓	✓	✓	✓	✓	
TECHNOLOGY INDUSTRY 8/10 Experience in a senior-level management position with a company in the technology industry.	✓		✓	✓	✓	✓	✓	✓		✓
SEMICONDUCTOR INDUSTRY 4/10 Experience in a senior-level management position with a company in the semiconductor industry.	✓			✓		✓	✓			
FINANCE AND ACCOUNTING 9/10 Experience in accounting, financial disclosure, capital markets and corporate finance, or P&L responsibility, as an executive of a company with a breadth and level of complexity comparable to the Company.	✓		✓	✓	✓	✓	✓	✓	✓	✓
CYBERSECURITY 4/10 Experience directly overseeing corporate cybersecurity programs or possessing a deep understanding of cyber threats to industry or government organizations.		✓			✓		✓	✓		
MANUFACTURING AND SUPPLY CHAIN 6/10 Experience managing sophisticated, large-scale manufacturing operations or complex distribution, supply chain or manufacturing facilities.	✓			✓		✓	✓		✓	✓
SALES AND MARKETING 9/10 Experience developing and executing strategies designed to increase market share, grow the customer base and otherwise establish deep relationships with customers.	✓		✓	✓	✓	✓	✓	✓	✓	✓
MERGERS AND ACQUISITIONS 9/10 M&A and integration experience as a public company officer or director.	✓		✓	✓	✓	✓	✓	✓	✓	✓
HUMAN CAPITAL MANAGEMENT AND DEVELOPMENT 10/10 Experience in human capital management in large organizations.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Stockholder Engagement

The Board believes that it is important to foster long-term relationships with stockholders and understand stockholder perspectives on the Company. We value an open dialogue with our stockholders and we believe that regular communication is a critical part of our long-term success. To that end, members of the management team continued extensive outreach to stockholders over the course of the year. Through this outreach, the management team updated stockholders on a range of topics, such as the Company's overall business strategy, corporate governance practices and executive compensation, and also gained an understanding of the perspectives and concerns of the stockholders. The stockholder engagement program complements the ongoing dialogue throughout the year among our stockholders and our Chief Executive Officer, Chief Financial Officer and Vice President, Investor Relations on financial and strategic performance.

Our Governance Practices

As part of Entegris' commitment to high ethical standards, the Board follows sound governance practices that it believes are widespread in the industry. These practices, which are summarized below, are described in more detail beginning on page 13 of this Proxy Statement.

- ✔ Annual election of all directors by majority voting
- ✔ Directors not elected by a majority of votes cast are subject to the Company's resignation policy
- ✔ Mandatory retirement at age 72
- ✔ 12-year tenure limit for all independent directors joining the Board after 2020
- ✔ Annual "say on pay" advisory vote
- ✔ No "poison pill"
- ✔ 9 of 10 director nominees are independent
- ✔ Fully independent Board committees
- ✔ Executive sessions are held at each regularly scheduled Board meeting without management
- ✔ Independent registered public accounting firm and internal auditor meet regularly with Audit & Finance Committee without management present
- ✔ Annual Board and committee self-evaluations
- ✔ Separate Board Chair and CEO
- ✔ Active Board oversight of risk and risk management, including cybersecurity risks
- ✔ Robust stock ownership requirements for executive officers and directors
- ✔ Directors and executive officers are prohibited from hedging and pledging Company stock
- ✔ Code of business ethics that applies to our officers, directors, employees, contractors and agents
- ✔ Commitment to corporate social responsibility matters, including sustainability

BOARD AND COMMITTEE MEETINGS IN 2020

AUDIT & FINANCE COMMITTEE	MANAGEMENT DEVELOPMENT & COMPENSATION COMMITTEE	GOVERNANCE & NOMINATING COMMITTEE	BOARD OF DIRECTORS
7 meetings	**5** meetings	**3** meetings	**6** meetings

Corporate Social Responsibility

During 2020, we formally launched our Corporate Social Responsibility ("CSR") program, which is built on four core pillars: Innovation, Safety, Personal Development and Inclusion, and Sustainability. In October 2020, we announced our 2030 goals, which are aligned to the four core pillars, to guide our CSR program over the next decade. The Board is actively engaged in the oversight of our CSR program.



Innovation	Safety	Personal Development and Inclusion	Sustainability
Using our legacy of innovation to enable technologies that transform the world and have a positive impact on people throughout the global community	Ensuring safety in the workplace for our colleagues and in the products we deliver for our customers	Supporting the development and growth of our colleagues and striving to create a diverse and inclusive environment where everyone is treated with respect and dignity	Limiting the impact that our global operations have on the environment by reducing our consumption of energy and water and by relying on electricity produced from renewable sources
2030 Goals 1. Invest at least 55% of OpEx in R&D 2. Commit 100% of innovation portfolio to advance our customers' technology roadmaps 3. Align 100% of innovation portfolio to advance the U.N. sustainable development goals (SDG)	**2030 Goals** 1. Strive for an injury-free work environment at all Entegris facilities 2. Create an environment where >95% of colleagues say "Entegris is a safe place to work" 3. Achieve 100% manufacturing participation rate in proactive reporting of safety opportunities	**2030 Goals** 1. Invest >$30 million in STEM scholarships and engineering internships for women and individuals from under-represented communities 2. Aim to fill more than 50% of new engineering roles with women and/or individuals from underrepresented groups 3. Aim to achieve 50% diversity among board members 4. Increase participation in real-time learning opportunities and internal training hours by more than five times the hours completed in 2020	**2030 Goals** 1. Reduce energy consumption by more than 20% per revenue dollar 2. Achieve 100% electricity consumption generated from renewable sources, where available 3. Decrease water consumption by more than 50% per revenue dollar







PROPOSAL 2

Advisory Vote on Executive Compensation



✓ The Board recommends that the stockholders vote **FOR** the adoption of the resolution indicating approval of the compensation of our named executive officers.



See pages **33-59** for further information.

Framework of 2020 Compensation

Our executive compensation policies are designed so that (i) total compensation is tied to individual performance, (ii) total compensation will vary with our performance in achieving financial and strategic objectives, and (iii) long-term incentive compensation is closely aligned with stockholders' interests. As depicted in the below graphics, in 2020 approximately 86% of the Chief Executive Officer's target total direct compensation and an average of approximately 75% of the target total direct compensation of the other named executive officers was "variable", i.e., dependent on the Company's performance.

CEO



14% Fixed(1)

86% Variable(2)

OTHER NEOs



25% Fixed(1)

75% Variable(2)

(1) Comprised of 2020 target base salary.

(2) Comprised of 2020 target Entegris Incentive Plan award and 2020 annual long-term incentive compensation grant consisting of restricted stock units, stock options and performance share units.

Executive Compensation Practices

We are committed to executive compensation practices that drive performance, mitigate risk and align the interests of our management team with those of our stockholders. The following summarizes key governance characteristics related to the executive compensation programs in which the named executive officers participate:

WHAT WE DO

- ✔ Carefully structured peer group with annual Compensation Committee review
- ✔ Annual say-on-pay advisory vote
- ✔ Adherence to a rigorous pay-for-performance philosophy in establishing program design and targeted pay levels for NEOs
- ✔ Independent Compensation Committee oversight
- ✔ Independent compensation consultant is hired by and reports to the Compensation Committee
- ✔ Annual report by the independent compensation consultant to the full Board on executive pay and performance alignment
- ✔ Stringent stock ownership guidelines maintained for directors and executive officers
- ✔ Clawback policy in place to deter executive officer misconduct and reclaim certain awards and incentives
- ✔ Change in control agreements require double-trigger for vesting

WHAT WE DON'T DO

- ✖ No guaranteed bonuses
- ✖ No material perquisites or other personal benefits to directors or executive officers
- ✖ Directors, executive officers, employees and consultants may not hedge, pledge or engage in speculative transactions of Company stock
- ✖ No plans that encourage excessive risk taking
- ✖ No excess dilution through careful monitoring of burn rate and overhang
- ✖ No new tax "gross-ups" agreements

Entegris

Comparison of Five-Year Cumulative Total Return

The following graphic compares the cumulative total stockholder return ("TSR") on our common stock from December 31, 2015 through December 31, 2020 with the cumulative total return of (1) the Nasdaq Composite Index, and (2) the Philadelphia Semiconductor Index, assuming $100 was invested at the close of trading December 31, 2015 in our common stock, the Nasdaq Composite Index and the Philadelphia Semiconductor Index and that all dividends are reinvested.



PROPOSAL 3

Ratification of Selection of Independent Registered Public Accounting Firm for 2021

 The Board recommends that the stockholders vote **FOR** the ratification of the selection of KPMG LLP as our independent registered public accounting firm for 2021.



See pages **60-62** for further information.

Table of Contents

Forward-Looking Statements

This Proxy Statement contains "forward-looking statements." The words "believe," "expect," "anticipate," "intend," "estimate," "forecast," "project," "should," "may," "will," "would" or the negative thereof and similar expressions are intended to identify such forward-looking statements. These forward-looking statements may include statements about market and technology trends, including the duration and drivers of any growth trends, the Company's corporate social responsibility program, Board composition, and other matters. These forward-looking statements are based on current management expectations and assumptions only as of the date of this Proxy Statement, are not guarantees of future performance and involve substantial risks and uncertainties that are difficult to predict and could cause actual results to differ materially from the results express in, or implied by, these forward-looking statements. These risks and uncertainties include, but are not limited to, the risk factors and additional information described in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020 under the caption "Risk Factors." Except as required under the federal securities laws and rules and regulations of the Securities and Exchange Commission, the Company undertakes no obligation to update publicly any forward-looking statements or information contained herein, which speak as of their respective dates.

Corporate Governance


PROPOSAL 1

Election of Directors

✓ The Board recommends that the stockholders vote **FOR** each of the nominees.


At each annual meeting of stockholders, directors are elected for a term expiring at the next annual meeting of stockholders to succeed those directors whose terms are expiring. The persons named in the enclosed proxy will vote to elect as directors the nominees designated by the Board, whose names are listed below, unless the proxy is marked otherwise. Each of the nominees has indicated his or her willingness to serve, if elected. However, if a nominee should be unable to serve, the shares of common stock represented by proxies may be voted for a substitute nominee designated by the Board. There are no family relationships between or among any officers or directors of Entegris.

Board of Directors

Selection of Directors

The Governance & Nominating Committee is responsible for managing the process for nomination of new directors. The committee may identify potential candidates for first-time nomination as a director using a variety of sources, such as recommendations from our management, current directors, stockholders or contacts in communities served by Entegris, or by conducting a formal search using an outside search firm selected by the Governance & Nominating Committee. Following the identification of a potential director-nominee, the Governance & Nominating Committee commences an inquiry to obtain information concerning the background of that person.

The Governance & Nominating Committee evaluates candidates for director-nominees in the context of the current composition of the Board, taking into account all factors it considers appropriate, including but not limited to the characteristics of independence, skills, experience, availability for service to Entegris, tenure and age of incumbent directors on the Board and the anticipated needs of the Board. The Governance & Nominating Committee believes that the assessment of potential nominees to be recommended by the Governance & Nominating Committee should include consideration of the following factors: (i) a capacity for, or a record of, making valuable contributions to the business community; (ii) personal qualities of leadership, character, judgment and a reputation in the community at large of integrity, trust, respect, competence and adherence to high ethical standards; (iii) experience in the semiconductor/microelectronics industry or in other industries in which the Company operates; (iv) whether the candidate is free of conflicts and has the time required for preparation, participation and attendance at all meetings; (v) candor and willingness to operate on a team and to seek consensus; (vi) diversity with respect to race, ethnicity, gender and geography; and (vii) relevant knowledge and diversity of background and experience in such things as business, manufacturing, technology, finance and accounting, marketing, international business, government and the like. In addition, at least one member of the Board should have accounting or related financial management expertise, as determined in the business judgment of the Board.

The Governance & Nominating Committee is committed to actively seeking out women and minority candidates as well as candidates with diverse backgrounds, experience and skills. The Governance & Nominating Committee plans to continue to employ a process similar to the so-called "Rooney Rule" in connection with each search for nominees to the Board. To that end, the Governance & Nominating Committee aspires to achieve 50 percent diversity among Board members no later than 2030. The Governance & Nominating Committee believes that employing a process similar to the "Rooney Rule" in connection with each search for nominees to the Board is an effective means to identify women and minority candidates as well as candidates with diverse backgrounds, experience and skills.

The Governance & Nominating Committee will consider potential nominees recommended by our stockholders for such committee's consideration, taking into account the same considerations as are taken into account for other potential nominees. Stockholders may recommend candidates by writing to the Chair, Governance & Nominating Committee in care of the Company's Corporate Secretary at Entegris, Inc., 129 Concord Road, Billerica, MA 01821. Our by-laws provide for additional procedures and requirements for stockholders wishing to nominate a director for election as part of the official business to be conducted at an annual stockholders meeting, as further described under the heading "Stockholder Proposals and Nominees for 2022 Annual Meeting of Stockholders" below. In addition, as noted above, our by-laws require that all nominees, as a condition of being nominated, agree to submit an irrevocable resignation that would take effect upon (a) the failure to receive the required vote for re-election in the next election, and (b) the Board's acceptance of such resignation.

Director Skills, Experience and Diversity

The Board possesses a broad range of qualifications and skills that facilitate strong oversight of our management and strategy. For more information on the Board's skills, experiences and diversity, see the "Proxy Statement Summary — Voting Matters and Recommendations — Board Snapshot — Director Skills, Experiences and Diversity" section above.

Director Nominees

This section sets forth, for each nominee for election to the Board at the 2021 Annual Meeting of Stockholders, the year the nominee was first appointed or elected as a director of Entegris or a predecessor public corporation, the principal occupations of the nominee during at least the past five years, the nominee's age, any other public company boards on which the nominee serves or has served in the past five years, and the nominee's experience, qualifications, attributes and skills to serve on the Board. Entegris believes that all of its director nominees have a reputation for integrity, trust, respect, competence and adherence to high ethical standards. They each have demonstrated business acumen and an ability to exercise sound judgment, as well as a commitment of service to Entegris and the Board. In determining the year first appointed or elected as a director of Entegris as presented below, service with predecessor public company Entegris, Inc., a Minnesota corporation ("Entegris Minnesota"), is included in the case of Mr. Olson and Mr. Sullivan, and service with predecessor public company Mykrolis Corporation ("Mykrolis") is included in the case of Mr. Bradley. Entegris Minnesota and Mykrolis merged into the Company in 2005 (the "Merger").



Michael A. Bradley

Age: **72**

Director Since: **2001**

EDUCATION

Amherst College (A.B.)

Harvard Business School (M.B.A.)

Independent Director

Committees: **Audit & Finance Committee, Governance & Nominating Committee**

SERVICE ON OTHER PUBLIC COMPANY BOARDS

Teradyne, Inc. (since 2004)

Avnet, Inc. (since 2012)

BACKGROUND

Mr. Bradley is a seasoned executive and advisor with broad experience leading companies in the technology industry. From 2004 until his retirement in February 2014, Mr. Bradley served as the Chief Executive Officer of Teradyne, Inc., a global supplier of automatic test systems and equipment for semiconductor, military/aerospace, data storage and automotive applications. Mr. Bradley's other roles and responsibilities at Teradyne included President (from 2003 to 2013), President, Semiconductor Test Division (from 2001 to 2003), Chief Financial Officer (from 1999 to 2001) and Vice President (from 1992 to 2001). Prior to that, he held various finance, marketing, sales and management positions with Teradyne and worked in the audit practice group of the public accounting firm of Coopers and Lybrand.

QUALIFICATIONS

Mr. Bradley brings to the Board over 40 years of experience in the semiconductor industry. Mr. Bradley's diverse experiences at Teradyne from Chief Executive Officer, to divisional President, to Chief Financial Officer, and as a director of other large, complex global organizations provide him with a broad perspective to draw upon in guiding Entegris' strategy and operations. During his tenure at Teradyne, Mr. Bradley gained significant experience in overseeing and managing risk at an enterprise level for an international technology company, along with deep experience in finance, accounting, investor relations, strategic analysis and public company governance.



R. Nicholas Burns

Age: 65

Director Since: **2011**

EDUCATION

Boston College (B.A.)

Johns Hopkins School of Advanced International Studies (M.A.)

Independent Director

Committees: **Governance & Nominating Committee (Chair), Management Development & Compensation Committee**

SERVICE ON OTHER PUBLIC COMPANY BOARDS

None

BACKGROUND

Mr. Burns is currently the Goodman Family Professor of the Practice of Diplomacy and International Relations at the Harvard Kennedy School. In addition, he is Executive Director of the Aspen Strategy Group and Aspen Security Forum and Senior Counselor at the Cohen Group. He served in the United States government in five Presidential Administrations as a member of the U.S. Foreign Service. He served at the National Security Council at the White House from 1990 until 1995 as Director for Soviet Affairs and then Special Assistant to the President for Russia, Ukraine and Eurasia Affairs. He served subsequently as State Department Spokesman, U.S. Ambassador to Greece, U.S. Ambassador to NATO and Under Secretary of State for Political Affairs. He also served after his retirement from the Foreign Service as a member of Secretary of State John Kerry's Foreign Affairs Advisory Board.

QUALIFICATIONS

Given his decades of experience in international affairs, Mr. Burns provides a global perspective to the Board with deep knowledge of the politics and economics of many of the major countries and regions of the world. As a result of his long experience in the State Department and White House in high-level negotiations and crisis management, he assists the Board and management with expertise on international politics and public policy matters and in navigating complex regulatory environments throughout the world. Mr. Burns brings extensive crisis management, public relations and leadership skills to the Board having served in the U.S. government during many of the most important crises of past decades.



Rodney Clark

Age: 51

Director Since: **2021**

EDUCATION

University of California, Fresno (B.S.)

Independent Director

Committees: **None**

SERVICE ON OTHER PUBLIC COMPANY BOARDS

None

BACKGROUND

Mr. Clark is an executive who brings extensive sales and marketing leadership experience to the Board. He is passionate about transforming businesses, developing people and lending his experience and voice to emerging topics. Mr. Clark has served as the Corporate Vice President for Worldwide Internet of Things (IoT) and Mixed Reality Sales at Microsoft Corporation since June 2020. He is responsible for building intelligent systems and mixed reality capability through sales and go-to-market execution, with thousands of partners and customers. Mr. Clark has been with Microsoft for over 20 years, leading multi-billion-dollar businesses, developing new channels and markets, driving M&A initiatives and running international organizations. Previous roles include Vice President of Internet of Things from April 2013 to June 2020, General Manager of Samsung Alliance from October 2011 until March 2013, General Manager of Worldwide Small and Medium Business engagement from January 2010 to October 2011, and General Manager of the Public Sector business from January 2009 to June 2010. Prior to Microsoft, he served at IBM Corporation for eight years in various sales, marketing and management capacities. Mr. Clark is also a member of the board of directors of West Monroe Partners, a private business and technology consulting firm.

QUALIFICATIONS

Mr. Clark provides the Board with industry-relevant expertise in sales strategy, customer relations and communications. Through his roles at Microsoft, Mr. Clark has significant experience in leading and growing global teams, developing new initiatives to drive growth, managing risk, the evaluation and integration of mergers and acquisitions and international business. In addition, Mr. Clark brings important insights on how the Company can continue to strengthen customer intimacy and how to better understand and anticipate customer needs.



James F. Gentilcore

Age: **68**

Director Since: **2013**

EDUCATION

Drexel University (B.Sc.)

Lehigh University (M.B.A.)

Independent Director

Committees: **Management Development & Compensation Committee (Chair), Audit & Finance Committee**

SERVICE ON OTHER PUBLIC COMPANY BOARDS

Milacron Holdings Corporation (2014-2019)

PQ Corporation (2016-2018)

KMG Chemicals Inc. (2014-2016)

BACKGROUND

Mr. Gentilcore is a technology executive with vast experience leading global companies as both an executive and a director. Until December 2018, he served as the Executive Chairman of the board of directors of PQ Corporation, a performance chemicals and services company, having served as a member of its board of directors since 2016. Previously, he served as President and Chief Executive Officer of PQ Corporation from July 2016 until August 2018. Mr. Gentilcore served as an Executive Advisor to CCMP Capital, a global private equity firm, from April 2014 to June 2016. Prior to this, Mr. Gentilcore's wide range of senior leadership experience included serving as the Chief Executive Officer and a director of Edwards Group Limited, a global industrial technology company, as the President, Chief Executive Officer and a director of EPAC Technologies Inc., a logistics technology solutions company, as Chief Operating Officer of Brooks Automation Inc., a provider of life science and semiconductor manufacturing automation solutions, and as Chief Executive Officer of Helix Technology Corp., a provider of vacuum technology used in the manufacture of semiconductors, leading the merger between Brooks and Helix. Prior to that, he was the Chief Operating Officer of Advanced Energy Industries, Inc., an electronics manufacturing company. Earlier in his career, he spent 10 years in the electronics materials industry with Air Products Inc., a provider of industrial gases and chemicals, serving in various business development and operational roles.

QUALIFICATIONS

Mr. Gentilcore's 40 years of experience in the technology industry, including his experience as Chief Executive Officer of two major companies serving the semiconductor industry, provide him with a deep understanding of the semiconductor business. As the Chief Executive Officer of several global companies and through his service on other public company boards, Mr. Gentilcore has developed extensive knowledge in the areas of leadership, global business, corporate finance, safety, risk oversight, and corporate governance. Further, Mr. Gentilcore contributes an important perspective to the Board on business development initiatives through his vast background leading other companies through mergers and integrating acquired companies.

Entegris



Yvette Kanouff

Age: **55**

Director Since: **2021**

EDUCATION

University of Central Florida
(B.S., M.S.)

Independent Director

Committees: **None**

SERVICE ON OTHER PUBLIC COMPANY BOARDS

Amdocs, Ltd. (since 2020)

Science Applications International Corp. (since 2019)

BACKGROUND

Ms. Kanouff is a technology executive with deep experience in leading companies through major technology-related transformations. In her role as a partner and Chief Technology Officer at JC2 Ventures, Ms. Kanouff advises companies on their technology strategy and acts as the firm's engineering expert to its portfolio companies and other partners. Prior to joining JC2 Ventures in 2019, Ms. Kanouff served in various roles at Cisco Systems, Inc., a networking technology company, from 2014 until 2019, including as Senior Vice President and General Manager of each of Cisco's Service Provider, Cloud Solutions and Video Software and Services businesses, where she managed more than $7 billion in revenue and over 6,000 employees across the globe. From 2012 to 2014, Ms. Kanouff served as the Executive Vice President for engineering and technology for Cablevision Systems Corp., a cable television company, and from 1997 until 2012 she served in a variety of roles at SeaChange International, Inc., a video delivery software company, including as its President (from 2010 until 2012) and Senior Vice President and Chief Strategy Officer (from 2006 until 2010). In addition, Ms. Kanouff serves on the boards of several of JC2 Ventures' portfolio companies.

QUALIFICATIONS

Ms. Kanouff brings to the Board significant experience in driving transformational and disruptive technologies to market and insight in how companies achieve digital transformation. Her track record of leading change at Cisco and her experience at JC2 Ventures provide Ms. Kanouff with valuable understanding of how companies of various sizes manage their technology roadmaps. In addition, Ms. Kanouff has significant experience in executive leadership, finance, international business risk management and oversight and corporate governance.



James P. Lederer

Age: **60**

Director Since: **2015**

EDUCATION

State University of New York at Buffalo (B.S., M.B.A.)

Independent Director

Committees: **Audit & Finance Committee (Chair), Management Development & Compensation Committee**

SERVICE ON OTHER PUBLIC COMPANY BOARDS

Lattice Semiconductor Corporation (since 2018)

BACKGROUND

Mr. Lederer is an executive with decades of experience leading a preeminent company in the semiconductor industry. He served as an Executive Vice President and Officer of Qualcomm Technologies, Inc., a leading wireless technology company, including the dual Chief Financial Officer and Chief Operating Officer for Qualcomm CDMA Technologies (QCT), its semiconductor division, from 2008 until his retirement in January 2014. Prior to that role, he served as Chief Financial Officer of the company's largest segment beginning in 2001 and additionally held a variety of senior management positions at Qualcomm, Inc., including Senior Vice President, Finance and Business Operations. Prior to joining Qualcomm in 1997, Mr. Lederer held a number of management positions at Motorola, General Motors and Scott Aviation.

QUALIFICATIONS

Mr. Lederer brings to the Board more than 35 years of broad-ranging executive leadership experience, with over two decades focused on the semiconductor, mobile and wireless technology industries, including as a part of the executive staff of Qualcomm that grew the business to become the leader in the communications semiconductor arena worldwide. He possesses deep finance and accounting expertise, including direct involvement in and supervision of the preparation and certification of financial statements, as well as the development and implementation of enterprise risk management programs. His additional public company board experience provides further corporate governance and compensation experience.



Bertrand Loy

Age: 55

Director Since: 2012

EDUCATION

Ecole Superieure des Sciences Economiques et Commerciales (ESSEC) Business School (M.B.A.)

President and Chief Executive Officer

Committees: **None**

SERVICE ON OTHER PUBLIC COMPANY BOARDS

Harvard Bioscience, Inc. (since 2014)

BACKGROUND

Mr. Loy is a proven leader in the technology industry with a track record of operational excellence and both organic and inorganic growth. He has been our Chief Executive Officer, President and a director since November 2012. From July 2008 to November 2012, he served as our Executive Vice President and Chief Operating Officer. From the Merger in August 2005 until July 2008, he served as our Executive Vice President in charge of our information technology, global supply chain and manufacturing operations. He served as the Vice President and Chief Financial Officer of Mykrolis, a company spun out of Millipore Corporation, a life science products company, from January 2001 until August 2005. Prior to that, Mr. Loy served as the Chief Information Officer of Millipore Corporation during 1999 and 2000, and previously served in various strategic planning, global supply chain and financial roles with Millipore and Sandoz Pharmaceuticals (now Novartis), a pharmaceutical company. Since July 2013, Mr. Loy has also been on the board of directors of SEMI, the global industry association representing the electronics manufacturing supply chain, and currently acts as the chairman of the association.

QUALIFICATIONS

Having served as the Company's Chief Executive Officer for the last eight years, Mr. Loy provides the Board with unique insight into the Company's strategic vision, customer expectations and operational management. In addition, Mr. Loy's past global experiences as an operations, finance and information technology executive based in Europe, Japan and the Americas provide him with a deep understanding of the Company's opportunities and risks across a broad range of functional areas. During his tenure at the Company, Mr. Loy has been instrumental in successfully leading the Company through numerous acquisitions aimed at strengthening and broadening the Company's product portfolio and increasing the Company's scale. Further, through his service as chairman of the board of directors of SEMI, Mr. Loy brings to the Board unique, industry-level perspectives from leading companies across the global electronics manufacturing supply chain.



Paul L.H. Olson

Age: **70**

Director Since: **2003**

EDUCATION

Macalester College (B.A.)

University of St. Thomas (M.B.A.)

University of Pennsylvania (Ed.D.)

Independent Chairman of the Board

Committees: **None**

SERVICE ON OTHER PUBLIC COMPANY BOARDS

None

BACKGROUND

Mr. Olson is an executive with broad experience across many industries. He served as the Chief Executive Officer and a director of nuBridges, Inc., a software business headquartered in Atlanta, Georgia, from 2008 until its merger with Liaison Technologies, Inc. in 2011. Thereafter, he served on the board of directors of Liaison Technologies, Inc., serving as a member of its audit committee until 2014. He served as Executive Vice President of Bethel University from 2002 to 2008. Prior to 2000, Mr. Olson was a founding executive of Sterling Commerce, Inc., an electronic commerce software company. Prior to that, he held executive positions with Sterling Software, Inc., a systems management software company, and Michigan National Corp., a bank holding company. Additionally, Mr. Olson served as an advisor to Thoma Bravo Equity Partners, a private equity firm and is a member of the board of directors of several private companies.

QUALIFICATIONS

Mr. Olson's experience as the Chief Executive Officer of two different software companies and other advisory roles provides him with a valuable perspective from outside the semiconductor industry and enables him to provide the Board with expertise in corporate leadership, governance, business planning and risk management. In addition, Mr. Olson brings to the Board broad experience in mergers and acquisitions, having led nuBridges, Inc. through its merger with Liaison Technologies, Inc. and serving as an advisor to Thoma Bravo Equity Partners. Mr. Olson completed the NACD Cyber Risk Certificate course and earned the CERT Certificate in Cybersecurity Oversight conferred by Carnegie Mellon University.



Azita Saleki-Gerhardt

Age: **57**

Director Since: **2017**

EDUCATION

University of Wisconsin, Madison (B.A., M.S., Ph.D.)

Independent Director

Committees: **Management Development & Compensation Committee, Governance & Nominating Committee**

SERVICE ON OTHER PUBLIC COMPANY BOARDS

None

BACKGROUND

Dr. Saleki-Gerhardt is an executive with extensive experience leading the operations function of a global biopharmaceutical company. She currently serves as the Executive Vice President, Operations at AbbVie Inc., a global, research-driven biopharmaceutical company committed to developing innovative advanced therapies for some of the world's most complex and critical conditions, having previously served as Senior Vice President, Operations from 2013 to 2018. AbbVie was formed in 2013 as a spin-off from Abbott Laboratories. She spent more than twenty years at Abbott Laboratories in a variety of senior management roles focused on operations, manufacturing and quality.

QUALIFICATIONS

Dr. Saleki-Gerhardt has extensive business and management experience as a senior executive officer responsible for the domestic and international manufacturing, quality and distribution network of a global biopharmaceutical company. Dr. Saleki-Gerhardt brings to the Board important perspectives on manufacturing operations, continuous improvement, safety, global business and risk oversight, in addition to providing insight and expertise into the life sciences industry.



Brian F. Sullivan

Age: **59**

Director Since: **2003**

EDUCATION

Harvard University (A.B.)

Independent Director

Committees: **Audit & Finance Committee,**
                        Governance & Nominating Committee

SERVICE ON OTHER PUBLIC COMPANY BOARDS

Celcuity Inc. (since 2012)

BACKGROUND

Mr. Sullivan is a proven entrepreneur and executive with significant experience founding and leading companies across the high technology and life sciences industries. He has served as Chair and CEO of Celcuity Inc., a biotechnology company he co-founded, since 2012. He was Chair and CEO of SterilMed, Inc., a medical device reprocessing company, from 2003 until he retired from that company in 2011 in conjunction with its sale to Johnson & Johnson. He co-founded Recovery Engineering, Inc., a water treatment systems company, in 1986, and was its Chair and Chief Executive Officer until it was sold in 1999 to Proctor & Gamble Co.

QUALIFICATIONS

Mr. Sullivan's experience leading companies in diverse industries provides him with a broad set of skills to draw from in guiding the Company's strategy, including deep experience in managing and overseeing risk, accounting, finance, operations and technology. In addition, Mr. Sullivan's experience co-founding multiple companies brings an entrepreneurial perspective to the Board that is especially valuable in evaluating business development opportunities.

Board Refreshment and Succession Planning

Assessing Board Composition

When recommending to the Board the slate of director nominees for election at the Annual Meeting of Stockholders, the Governance & Nominating Committee strives to maintain an appropriate balance of tenure, turnover, diversity and skills on the Board.

The Board believes that refreshment, including periodic committee rotation, is important to help ensure that Board composition is aligned with the needs of the Company and the Board as our business evolves over time, and that fresh viewpoints and perspectives are regularly considered. To that end, in February 2021 the Board announced that it had amended the Entegris, Inc. Corporate Governance Guidelines (the "Corporate Governance Guidelines") to reduce the mandatory retirement age of Board members from 75 to 72 and introduced a 12-year term limit for all new independent directors joining the Board. As a result of these changes, it is expected that two of our current independent directors will retire by 2023. The Board also believes that, over time, directors develop an understanding of the Company and an ability to work effectively as a group. Because this experience provides significant value, the Board believes that a degree of continuity year-over-year is beneficial to stockholders and generally should be expected.

The Board is composed of a diverse group of leaders in their respective fields. Our directors have leadership experience at major domestic and international companies with operations in the United States and abroad. Our directors also have experience on other companies' boards, which provides an understanding of different processes, challenges, strategies and approaches to problem-solving. Our directors have substantial experience in key aspects of our operations, finance, capital management and government relations. Our directors also possess extensive experience in functional areas that are important to the execution of their oversight responsibilities, including corporate governance, risk management, global business, world affairs, finance and accounting, cybersecurity, manufacturing, sales and marketing, mergers and acquisitions and human capital management. We believe all of our directors have personal traits such as candor, integrity, commitment and collegiality that are essential to effective corporate governance.

Director Nomination Process/Identifying New Directors

The Governance & Nominating Committee is responsible for managing the process for nomination of new directors. The committee may identify potential candidates for first-time nomination as a director using a variety of sources, such as recommendations from our management, current directors, stockholders or contacts in communities served by Entegris, or by conducting a formal search using an outside search firm selected by the Governance & Nominating Committee. Following the identification of a potential director-nominee, the Governance & Nominating Committee commences an inquiry to obtain information concerning the background of that person. Included in this inquiry is an initial review of the candidate with respect to the following factors: (1) whether the individual meets the minimum qualifications for first-time director nominees specified in the Corporate Governance Guidelines; (2) whether the individual would be considered independent under applicable rules of Nasdaq and the Securities and Exchange Commission (the "SEC"); and (3) whether the individual

Entegris

would meet any additional requirements imposed by law or regulation on the members of the Audit & Finance Committee and/or the Management Development & Compensation Committee of the Board.

The Governance & Nominating Committee evaluates candidates for director-nominees in the context of the current composition of the Board, taking into account all factors it considers appropriate, including but not limited to the characteristics of independence, skills, experience, diversity, availability for service to Entegris, tenure of incumbent directors on the Board and the anticipated needs of the Board. The Governance & Nominating Committee believes that the assessment of potential nominees to be recommended by the Governance & Nominating Committee should include consideration of the following factors: (i) a capacity for, or a record of, making valuable contributions to the business community, (ii) personal qualities of leadership, character, judgment and a reputation in the community at large of integrity, trust, respect, competence and adherence to high ethical standards, (iii) experience in the semiconductor/microelectronics industry or in other industries in which the Company operates; (iv) whether the candidate is free of conflicts and has the time required for preparation, participation and attendance at all meetings; (v) candor and willingness to operate on a team and to seek consensus; (vi) diversity with respect to race, ethnicity, gender, and geography; and (vii) relevant knowledge and diversity of background and experience in such things as business, manufacturing, technology, finance and accounting, marketing, international business, government and the like. The Governance & Nominating Committee believes that at least one member of the Board should have accounting or related financial management expertise, as determined in the business judgment of the Board.

The Governance & Nominating Committee is committed to actively seeking out women and minority candidates as well as candidates with diverse backgrounds, experiences and skills. The Governance & Nominating Committee plans to continue to employ a process similar to the so-called "Rooney Rule" in connection with each search for nominees to the Board. To that end, the Governance & Nominating Committee aspires to achieve 50 percent diversity among Board members no later than 2030. The Governance & Nominating Committee believes that employing a process similar to the "Rooney Rule" in connection with each search for nominees to the Board is an effective means to identify women and minority candidates as well as candidates with diverse backgrounds, experience and skills.

Based on information gathered in connection with the Board's 2020 self-evaluation (which is described in more detail in the —Board Practices, Policies and Processes—Board Performance Evaluations" section below), the Governance & Nominating Committee undertook a search process for nominees to the Board beginning in late 2020. The Governance & Nominating Committee engaged a third-party advisor experienced in corporate governance matters to assist in the identification and evaluation of nominees to the Board. As a result of this search process, in mid-February 2021, Yvette Kanouff and Rodney Clark were appointed as members of the Board.

DIRECTOR NOMINATION PROCESS



1

IDENTIFICATION OF POTENTIAL CANDIDATES

The Governance & Nominating Committee may identify potential candidates for first-time nomination as a director using a variety of sources, such as recommendations from our management, current directors, stockholders or contacts in communities served by Entegris, or by conducting a formal search using an outside search firm.

2

OBTAINING OF BACKGROUND INFORMATION

The Governance & Nominating Committee then commences an inquiry to obtain information concerning the background of a potential new director-nominee, which also includes an initial interview of the candidate.

3

EVALUATION OF CANDIDATES

The Governance & Nominating Committee evaluates candidates for director-nominees in the context of the current composition of the Board, taking into account all factors it considers appropriate, including but not limited to the characteristics of independence, skills, experience, diversity, availability for service to Entegris, tenure of incumbent directors on the Board and the anticipated needs of the Board.

4

ASSESSMENT OF POTENTIAL NOMINEES

The Governance & Nominating Committee believes that the assessment of potential nominees to be recommended by the Governance & Nominating Committee should include consideration of the foregoing factors.

Stockholder Recommendations

The Governance & Nominating Committee will consider potential nominees recommended by our stockholders for such committee's consideration, taking into account the same considerations as are taken into account for other potential nominees. Stockholders may recommend candidates by writing to the Chair, Governance & Nominating Committee in care of the Company's Corporate Secretary at Entegris, Inc., 129 Concord Road, Billerica, MA 01821. Our by-laws provide for additional procedures and requirements for stockholders wishing to nominate a director for election as part of the official business to be conducted at an annual stockholders meeting, as described further under "Stockholder Proposals and Nominees for 2022 Annual Meeting of Stockholders" below. In addition, as noted above, our by-laws require that all nominees, as a condition to being nominated, agree to submit an irrevocable resignation that would take effect upon (a) the failure to receive the required vote for re-election in the next election, and (b) the Board's acceptance of such resignation.

Board Retirement Policy

Our Corporate Governance Guidelines require that each non-employee director tender his or her resignation from the Board at the Board meeting prior to the issuance of our Proxy Statement for the Annual Meeting of Stockholders following his or her 72nd birthday. If circumstances warrant, the Governance & Nominating Committee may recommend to the Board that it ask a director to continue to serve on the Board past age 72. The Corporate Governance Guidelines were amended in mid-February 2021 to reduce the retirement age from 75 to 72.

Limitation on Tenure

Effective in mid-February 2021, the Corporate Governance Guidelines establish a 12-year term limit for all independent directors who are first appointed to the Board in or after 2021. If circumstances dictate, the Governance & Nominating Committee may recommend to the Board that it ask a director to continue to serve on the Board for more than 12 years.

Majority Voting for Directors

Since 2008, the Company has used a majority-voting standard in uncontested elections of directors. The Company's by-laws provide that, in an uncontested director election, a director-nominee will be elected only if the number of votes cast "for" the nominee exceeds the number of votes cast "against" the nominee. Directors are elected by a plurality vote in any "contested" election, which is defined as an election where the number of nominees exceeds the number of directorships to be filled. The by-laws prohibit the Board from nominating for election (or filling a vacancy or newly created directorship with) any candidate who has not agreed in advance to submit an irrevocable resignation that would take effect upon (a) the failure to receive the required majority vote for re-election in the next election, and (b) the Board's acceptance of such resignation. The by-laws impose a similar requirement on director-nominees nominated by stockholders. All nominees for election as director listed above have agreed to tender such a resignation.

If an incumbent director does not receive the required vote for re-election, the Governance & Nominating Committee will make a recommendation to the Board as to whether to accept the director's resignation; the Board will consider this recommendation and determine, within 90 days after certification of the election results, whether to accept the director's resignation and will promptly disclose its decision (including the reasons underlying the decision) in a filing with the SEC.

Board's Role and Responsibilities

Overview

The Board is elected by the stockholders to oversee their interests in the long-term health and overall success of the Company's business and financial strength. The Board serves as the ultimate decision-making body of the Company, except for those matters reserved to or shared with the stockholders. The Board oversees the proper safeguarding of the assets of the Company, the maintenance of appropriate financial and other internal controls, the Company's compliance with applicable laws and regulations and proper governance. The Board selects the Chief Executive Officer and oversees the members of senior management, who are charged by the Board with conducting the business of the Company.

Directors exercise their oversight responsibilities through discussions with management, review of materials management provides to them, visits to our offices and facilities and their participation in Board and committee meetings.

Board of Directors' Role in Risk Oversight

Our Board has responsibility for the oversight of risk management. Our Board, either as a whole or through its committees, regularly discusses with management our major risk exposures, their potential impact on the Company and the steps we take to manage them. While the Board is ultimately responsible for risk oversight at the Company, the Board's standing committees assist the Board in fulfilling its oversight responsibilities in certain areas of risk, each as described below.

BOARD

Our Board, either as a whole or through its committees, regularly discusses with management our major risk exposures, their potential impact on our Company and the steps we take to manage them.



AUDIT & FINANCE COMMITTEE

Focuses on financial risk, including internal controls, and receives periodic risk assessment reports from our Internal Audit Department.

GOVERNANCE & NOMINATING COMMITTEE

Focuses on the management of risks associated with Board organization, membership and structure, succession planning for our directors and corporate governance.

MANAGEMENT DEVELOPMENT & COMPENSATION COMMITTEE

Assists the Board in fulfilling its oversight responsibilities with respect to the management of risks arising from our compensation policies and programs, and risks related to succession planning for our executive officers. For more information about risks arising from our compensation policies and programs, see the "Executive Compensation — Compensation Discussion & Analysis — Procedures for Determining Compensation — Executive Compensation Decision-Making Process — Risk Assessment with Respect to Compensation Policies and Practices" section of this Proxy Statement.



MANAGEMENT

While the Board and its committees oversee risk management, Company management is charged with managing risk. We have robust internal processes and an effective internal control environment that facilitate the identification and management of risks and regular communication with the Board. These include an enterprise risk management program and Sarbanes-Oxley steering committee, regular internal management disclosure committee meetings, robust product quality standards and processes, a strong compliance program and a comprehensive internal and external audit process. Management regularly communicates with the Board, Board committees and individual directors on significant risks identified and how they are being managed. Directors are free to, and indeed often do, communicate directly with senior management. Although no risk management system can fully insulate the Company from all risks, management believes that the Company's risk management practices provide a reasonably effective level of protection against the principal risks faced by the Company.

CYBERSECURITY RISK MANAGEMENT

The Board recognizes the importance of maintaining the trust and confidence of our customers and employees. To more effectively prevent, detect and respond to information security incidents, we have a dedicated Chief Information Officer whose team is responsible for leading enterprise-wide information security strategy, policy, standards, architecture and processes. The Board receives regular reports from the Chief Information Officer on, among other things, our cyber risks and threats, the status of projects to strengthen our information security systems, assessments of our security program and the emerging threat landscape.

Management Succession Planning

The Board believes that one of its primary responsibilities is to oversee the development and retention of executive talent and to ensure that an appropriate succession plan is in place for our Chief Executive Officer. To assist the Board towards that goal, the Management Development & Compensation Committee, with the support of the Company's Chief Executive Officer and Senior Vice President of Global Human Resources, annually assesses the Company's senior managers and their succession potential. In addition, the Chief Executive Officer and Senior Vice President of Global Human Resources periodically provide the Management Development & Compensation Committee with an assessment of persons considered potential successors to certain senior management positions.

Human Capital Management

The Board understands that human capital management, including diversity and inclusion initiatives, is key to our future success. Our employees drive innovation, and we rely on their talent to help the Company achieve its objectives. We are an equal opportunity employer, committed to making employment decisions without regard to race, color, religion, national or ethnic origin, sex, sexual orientation, gender identity or expression, age, disability, protected veteran status or other characteristics protected by law.

The Board, through the Management Development & Compensation Committee, prioritizes attraction and retention of employee talent. We seek to attract and retain employees by offering competitive compensation and benefits structures, rewarding work, and opportunities for advancement. The Board regularly assesses talent within the Company, promotes accountability at all levels, and seeks to help management establish competitive compensation policies with the goal of empowering our employees and maintaining job satisfaction.

Role in Corporate Responsibility and Corporate Citizenship

Code of Ethics

We have adopted a Code of Business Ethics (the "Code of Ethics") that applies to all of our officers, directors, employees (including temporary and part-time employees), contractors and agents that we hire to conduct our business. The Code of Ethics provides practical guidance specifically addressing certain common ethical issues that our employees may face, including maintaining a healthy, safe and inclusive workplace, conflicts of interest and complying with laws and regulations. Primary responsibility for coordination of the compliance, communication and training activities to support the Code of Ethics as well as for managing the compliance reporting, monitoring and enforcement activities resides with a compliance officer (the "Compliance Officer"), who is appointed by our Chief Executive Officer or the Board. If no compliance officer is appointed by our Chief Executive Officer or the Board, our Senior Vice President and General Counsel serves as the Compliance Officer. If an employee sees or suspects any illegal or unethical behavior, the Code of Ethics encourages them to raise the issue with their manager, our Human Resources Department, the Compliance Officer or our Law Department. In addition, we maintain a hotline for employees to anonymously report illegal or unethical behavior. The Code of Ethics is posted on our website http://www.Entegris.com under "About Us — Investor Relations — Corporate Governance" and will be provided in printed form to any stockholder who requests it from us.

Corporate Social Responsibility Oversight

During 2020, we formally launched our CSR program, which is built on four core pillars: Innovation, Safety, Personal Development and Inclusion, and Sustainability. In October 2020, we announced our 2030 goals, which are aligned to the four core pillars, to guide our CSR program over the next decade.

The Board is actively engaged in the oversight of our CSR program. In exercising its authority, the Board recognizes that the long-term interests of our stockholders are best advanced when considering other stakeholders and interested parties, including customers, employees, business partners and the communities in which we operate. The Board oversees our CSR efforts by receiving updates from senior management regarding these matters during the year.



Innovation







Using our legacy of innovation to enable technologies that transform the world and have a positive impact on people throughout the global community

2030 Goals

1. Invest at least 55% of OpEx in R&D
2. Commit 100% of innovation portfolio to advance our customers' technology roadmaps
3. Align 100% of innovation portfolio to advance the U.N. sustainable development goals (SDG)

Safety

Ensuring safety in the workplace for our colleagues and in the products we deliver for our customers

2030 Goals

1. Strive for an injury-free work environment at all Entegris facilities
2. Create an environment where >95% of colleagues say "Entegris is a safe place to work"
3. Achieve 100% manufacturing participation rate in proactive reporting of safety opportunities

Personal Development and Inclusion

Supporting the development and growth of our colleagues and striving to create a diverse and inclusive environment where everyone is treated with respect and dignity

2030 Goals

1. Invest >$30 million in STEM scholarships and engineering internships for women and individuals from under-represented communities
2. Aim to fill more than 50% of new engineering roles with women and/or individuals from underrepresented groups
3. Aim to achieve 50% diversity among board members
4. Increase participation in real-time learning opportunities and internal training hours by more than five times the hours completed in 2020

Sustainability

Limiting the impact that our global operations have on the environment by reducing our consumption of energy and water and by relying on electricity produced from renewable sources

2030 Goals

1. Reduce energy consumption by more than 20% per revenue dollar
2. Achieve 100% electricity consumption generated from renewable sources, where available
3. Decrease water consumption by more than 50% per revenue dollar

Stockholder Engagement

The Board believes that it is important to foster long-term relationships with stockholders and understand stockholder perspectives on the Company. We value an open dialogue with our stockholders, and we believe that regular communication is a critical part of our long-term success. To that end, members of the management team continued extensive outreach to stockholders over the course of the year. Through this outreach, the management team updated stockholders on a range of topics, such as the Company's overall business strategy, corporate governance practices and executive compensation, and also gained an understanding of the perspectives and concerns of the stockholders. The Board and management team carefully consider the feedback received from these meetings, as well as stockholder support, when reviewing the business, corporate governance and executive compensation profiles of the Company.

The stockholder engagement program complements the ongoing dialogue among our stockholders and our Chief Executive Officer, Chief Financial Officer and Vice President, Investor Relations on financial and strategic performance. Our engagement program is designed to reach out to our stockholders and hear their perspectives about issues that are important to them, both generally and with regard to the Company, and gather feedback. We believe that this engagement program promotes transparency between the Board and our stockholders and builds informed and productive relationships.

Board Structure

Board Leadership Structure

Our Board has adopted a leadership structure whereby the Chairman of the Board is an independent director. We believe that having a Chairman independent of management provides strong leadership for the Board and helps ensure critical and independent thinking with respect to the Company's strategy and performance. Our Chief Executive Officer is also a member of the Board as the management representative. We believe that it is important that our Chief Executive Officer be a member of the Board in order to make information and insight concerning the Company's business directly available to the directors in their deliberations. While our Corporate Governance Guidelines allow the Board to decide whether the positions of Chairman and Chief Executive Officer should be held by the same person, our Board believes that having separate positions, with an independent, non-executive director serving as Chairman, is the appropriate leadership structure for our Company at this time and demonstrates our commitment to good corporate governance.

The Chairman of the Board is responsible for the smooth functioning of the Board, enhancing its effectiveness by guiding Board processes and presiding at Board meetings and executive sessions of the independent directors. The Chairman also presides at stockholder meetings and ensures that directors receive appropriate information from the Company to fulfill their responsibilities. The Chairman is an *ex officio* member of each standing Board committee in a non-voting capacity, providing guidance and taking an active role in evaluating our executive officers. The Chairman also acts as a liaison between the Board and our executive management, promoting clear and open communication between management and the Board.

Board/Director Independence

The Corporate Governance Guidelines provide that a substantial majority of the directors shall be independent. Currently, with the exception of our Chief Executive Officer, our Board is comprised entirely of independent directors. The Board has determined that each of Michael A. Bradley, R. Nicholas Burns, Rodney Clark, James F. Gentilcore, Yvette Kanouff, James P. Lederer, Paul. L. H. Olson, Azita Saleki-Gerhardt and Brian F. Sullivan is "independent" as determined under the Nasdaq Stock Market, Inc. Marketplace Rules.

Executive Sessions

The Corporate Governance Guidelines also provide that there will be an executive session, comprised exclusively of independent directors, at each regularly scheduled Board meeting.

Committees of the Board

The Board has a standing Audit & Finance Committee, Management Development & Compensation Committee and Governance & Nominating Committee, each of which is described in more detail below.

Audit & Finance Committee

Meetings in 2020: **7**

Members:

James P. Lederer (Chair)
Michael A. Bradley
James F. Gentilcore
Brian F. Sullivan

The Audit & Finance Committee is focused on assisting the Board in its oversight of (i) the integrity of the Company's financial statements as well as the Company's financial reporting process and systems of internal control over financial reporting; (ii) the Company's compliance with legal and regulatory requirements; (iii) the qualifications and independence of the Company's independent registered public accounting firm; and (iv) the performance of the Company's internal auditing function and independent registered public accounting firm.

RESPONSIBILITIES

- Reviews annual and quarterly financial statements as well as the Company's financial reporting processes, disclosure and internal controls and procedures
- Reviews the scope and results of audits and reviews the Company's internal accounting policies and procedures
- Elects, appoints, compensates and oversees the Company's independent registered public accounting firm
- Pre-approves auditing services, internal control-related services and permitted non-audit and tax services to be provided by the Company's independent registered public accounting firm
- Discusses policies and procedures with respect to risk assessment and risk management and reviews the effectiveness of the system for monitoring compliance with laws, regulations and the Company's business conduct policies
- Reviews and recommends to the Board matters related to the capital structure of the Company, including with respect to management proposals concerning debt and equity financing

The Board has determined that each member of the Audit & Finance Committee possesses the attributes of an "audit committee financial expert" as that term is defined in the rules of the SEC.

The Board has determined that each member of the Audit & Finance Committee is "independent" as defined under the Nasdaq Stock Market, Inc. Marketplace Rules applicable to (including under the heightened standards for audit committee members) and complies with the independence requirements contemplated by Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Board has adopted a written charter for the Audit & Finance Committee, a copy of which is posted on the Company's web site http://www.Entegris.com under "About Us – Investor Relations – Corporate Governance."

Management Development & Compensation Committee

Meetings in 2020: **5**

Members:

James F. Gentilcore (Chair)
R. Nicholas Burns
James P. Lederer
Azita Saleki-Gerhardt

The Management Development & Compensation Committee reviews executive compensation and management development programs, provides recommendations to the Board regarding Entegris' compensation programs and administers the Company's equity compensation plans.

RESPONSIBILITIES

- Determines the compensation of the executive officers reporting to the CEO and the compensation policies impacting other executive officers
- Provides recommendations to the Board on CEO compensation
- Reviews and recommends changes to equity incentive and other employee benefit plans and reviews the administration of such plans
- Reviews the Company's management development programs and strategies and reviews and recommends annual compensation for the Board

The charter for the Management Development & Compensation Committee does not authorize the delegation of the foregoing responsibilities.

The Board has determined that each of member of the Management Development & Compensation Committee is "independent" as defined under the Nasdaq Stock Market, Inc. Marketplace Rules applicable to compensation committee members.

The Board has adopted a written charter for the Management Development & Compensation Committee, a copy of which is posted on the Company's web site http://www.Entegris.com under "About Us – Investor Relations – Corporate Governance."

Governance & Nominating Committee

Meetings in 2020: **3**

Members:

R. Nicholas Burns (Chair)
Michael A. Bradley
Azita Saleki-Gerhardt
Brian F. Sullivan

The Governance & Nominating Committee provides recommendations to the Board regarding Entegris' corporate governance and corporate responsibility programs and recommends nominees to be elected to the Board.

RESPONSIBILITIES

- Periodically reviews the Corporate Governance Guidelines, committee charters and matters related to corporate responsibility
- Reviews matters relating to the size, composition, required skills and structure of the Board and committees thereof
- Reviews and evaluates potential candidates for nomination to the Board
- Recommends to the Board a slate of nominees for election as directors each year
- Recommends to the Board whether to accept or reject resignations of directors who fail to receive a majority vote for their re-election to the Board

The Board has determined that each member of the Governance & Nominating Committee is "independent" as defined under the Nasdaq Stock Market, Inc. Marketplace Rules applicable to nominating committee members.

The Board has adopted a written charter for the Governance & Nominating Committee, a copy of which is posted on the Company's web site http://www.Entegris.com under "About Us – Investor Relations – Corporate Governance."

Board Practices, Policies and Processes

History of Commitment to Good Governance Practices

The Board believes that a commitment to good corporate governance enhances stockholder value. To that end, we are committed to employing strong corporate governance practices to promote a culture of ethics and integrity that defines how we do business. At the core, we are in business to earn a fair return for our stockholders.

The Board believes that its commitment to good governance is demonstrated by key corporate governance practices, summarized below and described in more detail throughout this Proxy Statement.

✔ Annual election of all directors by majority voting	✔ Annual Board and committee self-evaluations
✔ Directors not elected by a majority of votes cast are subject to the Company's resignation policy	✔ Separate Board Chair and CEO
✔ Mandatory retirement at age 72	✔ Active Board oversight of risk and risk management, including cybersecurity risks
✔ 12-year tenure limit for all independent directors joining the Board after 2020	✔ Robust stock ownership requirements for executive officers and directors
✔ Annual "say on pay" advisory vote	✔ Directors and executive officers are prohibited from hedging and pledging Company stock
✔ No poison pill	✔ Code of business ethics that applies to our officers, directors, employees, contractors and agents
✔ 9 of 10 director nominees are independent	✔ Commitment to corporate social responsibility matters, including sustainability
✔ Fully independent Board committees	
✔ Executive sessions are held at each regularly scheduled Board meeting without management	
✔ Independent registered public accounting firm and internal auditor meet regularly with Audit & Finance Committee without management present	

Board Meetings and Attendance

The Board held six meetings during 2020, and each director attended at least 75% of the aggregate number of meetings of the Board and of all committees on which he or she served that were held during the period for which he or she was a director or member of any such committee. Members of the Board are also encouraged to attend the Annual Meetings of Stockholders. Each of our then-current directors was available to answer questions from stockholders during the 2020 Annual Meeting of Stockholders, with Mr. Loy attending in person.

Board Performance Evaluations

In order to measure ongoing effectiveness and to identify challenges that it may be facing, the Board is committed to regular evaluations of itself and its committees. Annually, directors are asked to complete a written evaluation of the Board and the committees on which they serve. These evaluations are designed to solicit input and perspective on various matters, including:

• Strategy and risk oversight;

• Board dynamics;

• Understanding and advocating for stockholder perspectives;

• Relationship with, and access to, management; and

• Management talent development.

This year, our Nominating & Governance Committee worked with an independent third-party advisor experienced in corporate governance matters to interview each director to obtain his or her assessment of the effectiveness of the Board and its committees. Individual interviews between each director and the third-party advisor took place in fall 2020. In addition to the topics noted in the list above, directors provided feedback regarding the Board and its committees with respect to:

- Board composition, including board succession planning;
- Board operations, including the cadence of meetings, pre-read information and agendas;
- Board culture; and
- Committee structure and composition.

Following the completion of the interview process, the third-party advisor discussed its assessment with the Chair of the Nominating & Governance Committee and delivered a written assessment to the Nominating & Governance Committee and the Board. The results of the evaluation process supported the Board's belief that the Board and its committees are operating effectively.

The Board believes that the use of such a third-party advisor provides an important outside perspective on Board effectiveness. To that end, the Nominating & Governance Committee is committed to engaging an independent third-party to undertake such an evaluation on a recurring basis, and typically at least every three years.

Corporate Governance Guidelines

The Board believes that adherence to good corporate governance principles is essential to running our business efficiently, to maintaining our integrity in the marketplace and to ensuring that the Company is managed for the long-term benefit of its stockholders. The Board recognizes that maintaining and ensuring good corporate governance is a continuous process and thus has adopted the Corporate Governance Guidelines, the Code of Ethics and a charter for each committee of the Board.

The Corporate Governance Guidelines form an important framework for the Board's corporate governance practices and assist the Board in carrying out its responsibilities. The Board reviews the Corporate Governance Guidelines periodically to consider the need for amendments or enhancements. Among other things, the Corporate Governance Guidelines delineate the Board's responsibilities, leadership structure, independence goals, director qualifications, election, annual self-evaluation process and access to management and advisors. The Corporate Governance Guidelines, as amended from time to time, are available on the Company's website at http://www.Entegris.com under "About Us – Investor Relations – Corporate Governance" and will be provided in printed form to any stockholder who requests them from us.

The Code of Ethics is described further in the "—Board's Roles and Responsibilities—Role in Corporate Responsibility and Corporate Citizenship—Code of Ethics" section of this Proxy Statement, and the responsibilities of each of the Board's committees, as required by their respective charters, are described further in the "—Board Structure" section of this Proxy Statement.

Communications with the Independent Directors

Stockholders and other interested parties may communicate directly with a member or members of the Board or the non-management directors either individually or as a group by addressing their correspondence to the director or directors, in care of our Corporate Secretary, at the address listed above, with a request to forward the same to the intended recipient(s). All such communications will be reviewed by the Company's Corporate Secretary and, if they are relevant to the Company's operations, policies and philosophies, they will be forwarded to the Chairman of the Board. The Chairman of the Board will provide to the directors copies or summaries of any such stockholder communications as he considers appropriate.

Transactions with Related Persons

The Board has adopted a written policy that prohibits any business transaction with a value of $60,000 or more between Entegris and any of our directors, nominees for director, executive officers or their immediate families. In addition, as part of our process for preparing our annual report, we circulate questionnaires to our directors, nominees for director and executive officers requiring disclosure of any business transaction with a value of $60,000 or more between Entegris and any of those persons or a member of his or her immediate family. The answers to these questionnaires are reviewed for compliance with this policy by management and discussed with the Audit & Finance Committee and our independent registered public accounting firm. Since January 1, 2020, there has been no such business transaction between Entegris and any director, nominee for director, executive officer or member of his or her immediate family.

Compensation of Directors

Director Summary Compensation Table

The table below summarizes the compensation paid by the Company to directors for 2020.

Name[1]	Fees Earned or Paid in Cash ($)	Stock Awards ($)[2]	Total ($)
Michael A. Bradley	75,000	144,984	219,984
R. Nicholas Burns	85,000	144,984	229,984
James F. Gentilcore	90,000	144,984	234,984
James P. Lederer	95,000	144,984	239,984
Paul L. H. Olson	135,000	144,984	279,984
Azita Saleki-Gerhardt	75,000	144,984	219,984
Brian F. Sullivan	75,000	144,984	219,984

[1] Bertrand Loy, the Company's President and Chief Executive Officer, is not included in this table as he receives no compensation for his services as a director because he is an employee of the Company. Information with respect to compensation paid to Mr. Loy is included in the Summary Compensation Table under "Executive Compensation" below. In addition, neither Rodney Clark nor Yvette Kanouff are included in this table as they were not members of the Board during 2020.

[2] Reflects the aggregate grant date fair value of awards of restricted stock units to each director during 2020, calculated in accordance with FASB ASC Topic 718, excluding estimated forfeitures. As of December 31, 2020, each director then in-office held 2,567 outstanding restricted stock units.

Process

The Management Development & Compensation Committee regularly assesses the Company's director compensation program in relation to industry practice. At its April 2020 meeting, the Management Development & Compensation Committee, after consultation with its independent compensation advisory firm Frederic W. Cook & Co., Inc. ("FW Cook") and a general review of compensation practices for directors among the peer group described below, decided to recommend no changes to its existing director compensation program. For 2020, the Board adopted the following compensation arrangements:

- For all non-employee directors, an annual cash retainer of $75,000;

- For the Chairman of the Board, an additional annual cash fee of $60,000;

- Committee chairs receive an additional annual cash fee of $20,000 for the Chair of the Audit & Finance Committee, $15,000 for the Chair of the Management Development & Compensation Committee and $10,000 for the Chair of the Governance & Nominating Committee; and

- For all non-employee directors, an annual equity award of $145,000 worth of restricted stock units valued on the date of each Annual Meeting of Stockholders, with restrictions lapsing on the earlier of the date of the next Annual Meeting of Stockholders or the first anniversary of the award date.

All of the foregoing cash fees are based on a June 2020 through May 2021 fiscal period and are paid quarterly in advance. In addition, non-employee directors are reimbursed for their out-of-pocket expenses incurred in connection with services as a director. Mr. Loy receives no compensation for his service as a director.

Stock Ownership Guidelines for Directors

During 2020, the Board maintained stock ownership guidelines for non-employee directors to align director interests with those of Entegris stockholders. This alignment is a critical objective of the equity awards discussed above. Under these guidelines, each director is required to hold shares of Entegris common stock with a value equal to five times the annual cash retainer for directors generally in effect at the time of each annual determination. Determination of compliance with these guidelines is made as of January 15th of each year. Compliance is calculated based on the average of the prior calendar year's month end closing prices for Entegris common stock. Shares of Entegris common stock that are owned by a director outright as well as vested deferred shares/units count towards compliance with these guidelines. Directors have five years following their initial election or appointment to the Board or the date on which the Stock Ownership Guidelines were adopted to achieve the minimum holding required by the guidelines.

In addition, the Board maintains stock ownership guidelines for executive officers. For more information, please see the "Executive Compensation — Compensation Discussion & Analysis — Other Items — Stock Ownership Guidelines for Executive Officers" section of this Proxy Statement.

As of January 15, 2021, all directors were in compliance with the stock ownership guidelines or were within the five-year compliance grace period.

Executive Compensation


PROPOSAL 2

Advisory Vote on Executive Compensation

✓ The Board recommends that the stockholders vote **FOR** the adoption of the below resolution indicating approval of the compensation of our named executive officers.


The following proposal gives our stockholders the opportunity to vote to approve or not approve, on an advisory basis, the compensation of our named executive officers, who are listed in the Summary Compensation Table included in the "Executive Compensation Tables" section of this Proxy Statement. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and our compensation philosophy, policies and practices, as disclosed under this "Executive Compensation" section of this Proxy Statement. We are providing this vote as required by Section 14A of the Exchange Act. Accordingly, for the reasons discussed in the "Compensation Discussion & Analysis" section of this Proxy Statement, we are asking our stockholders to vote "FOR" the adoption of the following resolution:

 "RESOLVED: That the stockholders of Entegris, Inc. ("Entegris") hereby approve, on an advisory basis, the compensation paid to Entegris' named executive officers, as disclosed in Entegris' Proxy Statement for the 2021 Annual Meeting of Stockholders under the heading entitled "Executive Compensation" pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion."

While we intend to carefully consider the voting results of this proposal, the final vote is advisory in nature and therefore not binding on us, our Board or the Management Development & Compensation Committee. Our Board and the Management Development & Compensation Committee value the opinions of all of our stockholders and will consider the outcome of this vote when making future compensation decisions for our named executive officers. The Board has adopted a policy of providing for annual advisory stockholder votes on executive compensation. Unless the Board modifies its policy on the frequency of holding such advisory votes, the next advisory vote will occur in 2022.

Compensation Discussion & Analysis

Executive Overview

Named Executive Officers

The following sets forth certain information regarding our named executive officers. In the table below, in determining the year first appointed as an executive officer of Entegris, service with predecessor public company Entegris Minnesota is included in the case of Mr. Graves, and service with predecessor public company Mykrolis is included in the case of Mr. Loy. Entegris Minnesota and Mykrolis merged into the Company effective August 6, 2005.

Name	Age	Position	Executive Officer Since
Bertrand Loy	55	President and Chief Executive Officer	2001
Gregory B. Graves	60	Executive Vice President and Chief Financial Officer	2002
Todd J. Edlund	58	Executive Vice President and Chief Operating Officer	2010
Susan Rice	62	Senior Vice President, Global Human Resources	2017
Clint Haris	48	Senior Vice President and General Manager, Microcontamination Control	2016

Our Approach to Compensation

The overall objectives of our executive compensation policies are to:

- Attract, retain, motivate and reward high-caliber executives.
- Foster teamwork and support the achievement of Entegris' financial and strategic goals through performance-based financial incentives.
- Promote the achievement of strategic objectives which lead to long-term growth in stockholder value.

- Encourage strong financial performance by establishing competitive goals for target performance and leveraging incentive programs through stock-based compensation.
- Align the interests of executive officers with those of Entegris and its stockholders by making incentive compensation dependent upon Company performance.

CEO



14%
Fixed(1)

86%
Variable(2)

OTHER NEOs



25%
Fixed(1)

75%
Variable(2)

(1)   Comprised of 2020 target base salary.

(2)   Comprised of 2020 target Entegris Incentive Plan award and 2020 annual long-term incentive compensation grant consisting of restricted stock units, stock options and performance share units.

Performance Metrics Used to Determine Incentive Compensation and Their Relation to Our Strategy

Performance Metrics	Relation to Our Strategy	Incentive Programs Represented In
Adjusted EBITA as Percentage of Revenue	The Management Development & Compensation Committee (the "Compensation Committee") believes that adjusted EBITA (defined as net income before interest income, interest expense, intangible amortization, acquisition and integration costs, acquired inventory step-up amortization, and restructuring costs but excluding acquisition operating income, with income tax expense added back) as a percentage of revenue is an important measure of our performance because it measures profitability and efficiency. Adjusted EBITA is also a key financial metric that we use internally to measure ongoing financial performance.	Entegris Incentive Plan
Business Growth in Excess of Market	The Compensation Committee believes that our organic business growth (defined as revenue growth excluding revenue from the first twelve months of our operation of acquired businesses) over a market index based on wafer starts and semiconductor industry capital spending provides a valuable measure of our financial performance relative to our primary industry. Because this metric measures growth relative to the semiconductor industry, it only rewards growth above the industry and is agnostic to general industry-wide growth.	Entegris Incentive Plan
Number of Defects Per Million Parts	The Compensation Committee believes that the number of defective products per million manufactured is an effective measure of operational excellence, continuous improvement and overall quality. A relentless focus on quality allows us to better meet the needs of our customers and their advanced manufacturing processes.	Entegris Incentive Plan
Relative TSR	The Compensation Committee believes that TSR as compared with the TSR achieved by the companies that comprise the Philadelphia Semiconductor Index over a three-year period provides an important comparison of how well we are driving stockholder value compared to companies facing similar industry conditions and against which we compete for business, investors and employees, among other things.	Long-term incentive compensation

Highlights of 2020 Performance

2020 Performance Highlights











(1) Non-GAAP. See Appendix A for more information on the Company's use of non-GAAP metrics, including GAAP to non-GAAP reconciliations.

Performance and Executive Pay

Our executive compensation philosophy is focused on promoting the achievement of strategic objectives which lead to long-term growth in stockholder value and on encouraging strong financial performance by establishing competitive goals for target performance. To illustrate our relative performance over the last five years, the following graphic compares the cumulative TSR on our common stock from December 31, 2015 through December 31, 2020 with the cumulative total return of (1) the Nasdaq Composite Index, and (2) the Philadelphia Semiconductor Index, assuming $100 was invested at the close of trading December 31, 2015 in our common stock, the Nasdaq Composite Index and the Philadelphia Semiconductor Index and that all dividends are reinvested.



Past Advisory Votes on Compensation

At the 2020 Annual Meeting of Stockholders, approximately 97.9% of the votes cast on the advisory vote on executive compensation were cast "for" the approval of the compensation paid in 2019 to the named executive officers. The Compensation Committee determined that no significant change in the Company's compensation policies should be made or recommended to the Board as a result of this advisory vote. In addition, at the 2019 and 2018 Annual Meetings of Stockholders, approximately 97.7% and 97.3%, respectively, of the votes cast on the advisory votes on executive compensation were cast "for" the approval of the compensation paid in 2018 and 2017, respectively, to the named executive officers.

Executive Compensation Practices

Compensation of the executive officers of the Company is overseen by the Compensation Committee. The Board and the Compensation Committee were assisted in performance of their oversight duties with respect to executive compensation matters by FW Cook.

We are committed to executive compensation practices that drive performance, mitigate risk and align the interests of our management team with those of our stockholders. The following summarizes key governance characteristics related to the executive compensation programs in which the named executive officers participate:

WHAT WE DO

- ✔ Carefully structured peer group with annual Compensation Committee review
- ✔ Annual say-on-pay advisory vote
- ✔ Adherence to a rigorous pay-for-performance philosophy in establishing program design and targeted pay levels for NEOs
- ✔ Independent Compensation Committee oversight
- ✔ Independent compensation consultant is hired by and reports to the Compensation Committee
- ✔ Annual report by the independent compensation consultant to the full Board on executive pay and performance alignment
- ✔ Stringent stock ownership guidelines maintained for directors and executive officers
- ✔ Clawback policy in place to deter executive officer misconduct and reclaim certain awards and incentives
- ✔ Change in control agreements require double-trigger for vesting

WHAT WE DON'T DO

- ✖ No guaranteed bonuses
- ✖ No material perquisites or other personal benefits to directors or executive officers
- ✖ Directors, executive officers, employees and consultants may not hedge, pledge or engage in speculative transactions of Company stock
- ✖ No plans that encourage excessive risk taking
- ✖ No excess dilution through careful monitoring of burn rate and overhang
- ✖ No new tax "gross-ups" agreements

Design and Structure of 2020 Executive Compensation

Our Business and Our Compensation Philosophy

The Company's executive compensation policies are designed so that: (i) total compensation is tied to individual performance, (ii) total compensation will vary with the Company's performance in achieving financial and other strategic objectives, and (iii) long-term incentive compensation is closely aligned with stockholders' interests. Further, the Company's executive compensation policies provide that the proportion of variable compensation increases as an employee's level of responsibility increases so that compensation for senior executives is aligned more closely with the Company's performance. For these reasons, the Company's executive compensation policies prioritize pay-for-performance, competitive compensation, employee retention and alignment with stockholders' interests. The overall objectives of the executive compensation policies are to:

- attract, retain, motivate and reward high-caliber executives;
- foster teamwork and support the achievement of Entegris' financial and strategic goals through performance-based financial incentives;
- promote the achievement of strategic objectives that lead to long-term growth in stockholder value;
- encourage strong financial performance by establishing competitive goals for target performance and leveraging incentive programs through stock-based compensation; and
- align the interests of executive officers with those of Entegris and its stockholders by making incentive compensation dependent upon Company performance.

For 2020, the Compensation Committee, which is comprised solely of independent non-employee directors, as described under "Corporate Governance" above, retained the services of the independent compensation advisory firm FW Cook to assist with the review and evaluation of the Company's compensation policies and to suggest new or alternative compensation arrangements where appropriate. The use of an independent consultant provides additional assurance that our programs are reasonable and consistent with the Company's objectives. The Compensation Committee selected FW Cook based on its national reputation as an expert in compensation practices, its industry knowledge, and its familiarity with the Company and its past compensation practices. FW Cook reports to and takes direction from the Compensation Committee. The assignment of projects by management to FW Cook requires the prior approval of the Compensation Committee. During 2020 FW Cook performed services primarily for the Compensation Committee under its direction.

In addition, in establishing its executive compensation policies for a given year, the Compensation Committee considers the results of the most recent stockholder advisory vote on executive compensation and determines whether any changes are appropriate.

Components of 2020 Compensation

The 2020 Entegris compensation program for senior executives, including the named executive officers, consisted of a number of elements which are summarized in the following table. Due to Entegris' focus on short- and long-term incentive compensation, illustrated in the table below, a meaningful portion of each executive officer's target total direct compensation is dependent on the Company's performance. Approximately 86% of the Chief Executive Officer's target total direct compensation and an average of approximately 75% of the target total direct compensation of the other named executive officers was "variable", i.e., dependent on the Company's performance. In the graphics below, "fixed" compensation is comprised of 2020 target base salary, while "variable" compensation is comprised of 2020 target Entegris Incentive Plan award and 2020 annual long-term incentive compensation grant consisting of restricted stock units, stock options and performance share units.

TOTAL DIRECT COMPENSATION

	CEO	Element	Description and Purpose of the Compensation Element	Fiscal 2020 Commentary	Other NEOs
Fixed	14%	**Base Salary**	Rewards core competence in the executive role relative to required skills, experience and contributions to the Company. Generally targeted at the median level, based on competitive market practice.	The Company awarded increases to the base salaries of the named executive officers during fiscal 2020 to bring their base salaries into general alignment with the market median level, adjusted for executive-specific factors such as tenure, proficiency in role, criticality and individual importance.	25% (Fixed)
Variable	86%	**Short-Term Incentive Compensation**	Rewards achievement of Company financial performance criteria to: • Incentivize the achievement of annual financial performance metrics that will drive our long-term success; and • Incentivize achievement of pre-established business objectives.	In 2020, Entegris Incentive Plan awards were again based on the Company's performance with respect to adjusted EBITA as a percentage of revenue (weighted 75%) and on the achievement of specified key business objectives for the year (weighted 25% in aggregate). During 2020, the Company's performance exceeded the target level for the adjusted EBITA metric and exceeded the key business objectives, qualifying for a combined weighted-average award of 151.5% of target, which included no discretionary adjustments related to the COVID-19 pandemic or otherwise.	75% (Variable)
		Long-Term Incentive Compensation	The Company awards its executive officers with time-vested restricted stock units and stock options, which both vest ratably over four years, and performance share units that provide the opportunity to earn shares of the Company based on the Company's TSR as compared with the TSR achieved by the companies that comprise the Philadelphia Semiconductor Index over a three-year period. The purposes of our long-term incentive awards are to: • Promote executive ownership of our stock; • Promote retention of executives in a normally competitive labor market over the longer term; • Encourage management focus on critical performance metrics creating value for stockholders; and • Align the program with peer group and market practices, where appropriate.	No changes to the type and mix of long-term incentive awards were made for 2020. Named executive officers received time-vested restricted stock units (weighted 40% on a value basis), time-vested stock options (weighted 30%) and relative total shareholder return PSUs (weighted 30%). During 2020, we issued a special award of restricted stock units to our Chief Executive Officer. For more information, see the "— Chief Executive Officer Compensation" section of this Proxy Statement.	

OTHER COMPENSATION

Element	Description and Purpose of the Compensation Element	Fiscal 2020 Commentary
Retirement Benefits	The Company provides both qualified and non-qualified tax-deferred retirement savings plans to: • Encourage employee long-term commitment to the Company; • Promote employee savings for retirement; and • Make total retirement benefits available to executives commensurate with other employees as a percentage of compensation.	There were no changes to the participation in the Company's retirement plans and no change to the benefits provided.
Welfare Benefits	Executives participate in employee benefit plans generally available to employees to provide a broad-based total compensation program designed to be competitive in the labor market.	In 2020, there were no changes from historical practice.
Perquisites	The Company provides no material perquisites to executive officers.	In 2020, there were no changes from historical practice.
Change in Control Termination Benefits	Change in control agreements provide for "double-trigger" benefits and are designed to retain executives and provide continuity of management in the event of an actual or threatened change in control of the Company.	In 2020, our Chief Executive Officer's Executive Officer Change in Control Agreement was amended. For more information on our Chief Executive Officer's Change in Control Agreement, see the "— Executive Compensation Tables— Potential Payments Upon Termination or Change In Control" section of this Proxy Statement.

The use of these compensation elements enables us to reinforce our pay-for-performance philosophy and to strengthen our ability to attract and retain high-quality executives. The Compensation Committee believes that this combination of compensation elements provides an appropriate mix of fixed and variable pay and achieves an appropriate balance between short-term financial and operational performance and long-term stockholder value. The Compensation Committee determines the amount of compensation under each component of executive compensation granted to the executive officers to emphasize performance-based compensation tied to financial metrics approved by the Compensation Committee and to achieve the appropriate balance between cash compensation and equity compensation, as well as to reflect the level of responsibility of the executive officer. There is no pre-established policy or target for the allocation between either cash and non-cash or short- and long-term incentive compensation. With respect to fiscal 2020, the total compensation paid or awarded to the named executive officers included both short-term cash and equity based long-term incentive compensation.

In addition, the Compensation Committee has in the past analyzed, and expects that from time to time it will continue to analyze, tally sheets prepared for each senior executive, including the named executive officers, as a benchmark for its compensation decisions. Typically, these tally sheets have been prepared by our human resources and finance departments. Each of these tally sheets presents the dollar amount of each major component of the named executive officers' compensation, including current cash compensation (base salary and short-term incentive compensation), accumulated deferred compensation balances and outstanding equity awards. The overall purpose of the tally sheets is to bring together in one place all of the elements of actual and potential future compensation of our named executive officers, as well as information about wealth accumulation, so that the Compensation Committee may analyze both aggregate total amount of actual and projected compensation as well as internal pay equity and other decisions regarding executive compensation.

When making compensation decisions, the Compensation Committee also looks at the target total direct compensation of our Chief Executive Officer and the other named executive officers relative to that provided to similarly-situated executives based on market data provided by FW Cook. The Compensation Committee believes, however, that a benchmark should be a point of reference for measurement, but not the determinative factor for our executives' target compensation. The purpose of the comparison is merely to supplement and not to supplant the analyses of internal pay equity, wealth accumulation potential and the individual performance of the executive officers that the Compensation Committee considers when making compensation decisions. Because the comparative compensation information is just one of the several analytical tools that are used in setting executive compensation, the Compensation Committee has discretion in determining whether to use this information and/or the nature and extent of its use.

Base Salary

In general, base salary for each employee, including the named executive officers, is established based on the individual's job responsibilities, performance and experience; the competitive environment; and executive-specific factors such as tenure, proficiency in the role, criticality and individual importance. Each year, we survey the compensation practices of companies serving the semiconductor and other industries deemed relevant as well as general market pay practices for executives in the United States and in other countries in which we have significant employee populations in order to assess the competitiveness of the compensation we offer. In addition, for senior executives including the named executive officers, the Compensation Committee evaluates base salary against corresponding compensation data from our peer group. In fiscal 2020, we continued to target base salary at the median of the peer group and survey reference points compiled by FW Cook, adjusted for executive-specific factors such as tenure, proficiency in role, criticality and individual importance. The percent changes in annual base salary from 2019 to 2020 for each of the named executive officers are reflected in the table in the "— Short-Term Incentive Compensation" section below. Mr. Graves' relative salary increase in 2020 was greater when compared to the other named executive officers because the Compensation Committee determined that Mr. Graves is relatively closer to retirement age when compared to the other named executive officers and that his aggregate compensation should thus be weighted slightly more towards short-term compensation.

As noted above, the Compensation Committee believes that our success is dependent on our ability to hire and retain high-caliber executives in critical functions, and the pursuit of this objective may require us to recruit individual executives who have significant compensation and retention packages in place with other employers. In order to attract such individuals to Entegris, we may be required to negotiate compensation packages that deviate from the general principle of targeting base pay at the market median. Similarly, we may determine to provide compensation outside of the normal cycle to individuals to address retention issues.

Short-Term Incentive Compensation

Entegris has for a number of years maintained a short-term variable incentive compensation program, the Entegris Incentive Plan ("EIP"), which generally provides for a potential cash award based upon the achievement of annual financial criteria and operating performance objectives in accordance with a sliding scale established by the Compensation Committee, with a fractional award for performance above the threshold level, a full award for target performance and a premium award of up to 200% of target for extraordinary performance. In addition to the financial criteria and operating performance objectives, awards under the EIP are conditioned on the Company achieving an operating profit. During 2020, the Chief Executive Officer was eligible to receive a target incentive compensation payment equal to 110% of his base salary, and the named executive officers listed in the "Summary Compensation Table" below other than the Chief Executive Officer continued to be eligible to receive target incentive compensation payments ranging from 60% to 85% of their base salaries, which reflect no changes from 2019 except that target incentive compensation payments for our Chief Financial Officer and Chief Operating Officer were increased from 75% of their base salaries to 85% and 80% of their base salaries, respectively. Mr. Graves' relative increase in target short-term incentive compensation in 2020 was greater when compared to the other named executive officers for substantially the same reasons as discussed with respect to his base salary increase in the "—Base Salary" section above. The EIP is administered by, and all awards are made at the discretion of, the Compensation Committee. The target incentive compensation payments to our named executive officers, as a percentage of base salary, approximated the median of target incentive compensation payments of similarly situated executives of our peer group companies, adjusted for executive-specific factors such as tenure, proficiency in role, criticality and individual importance.

Under this plan, with respect to 2020, an incentive pool is established based upon the level of the attainment of financial objectives established by the Compensation Committee. For 2020, the EIP awards were based on: (i) the achievement of adjusted EBITA as a percentage of revenue within a range established by the Compensation Committee (from a threshold of 16% of revenue to a maximum of 28% of revenue) with target performance established at 22%, weighted at 75% and providing for awards ranging from 0% of target for threshold or below threshold performance to a maximum of 200% of target for performance at the top of the range; (ii) the achievement of organic business growth (defined as revenue growth excluding revenue from the first twelve months of our operation of acquired businesses) in excess of our markets within a range established by the Compensation Committee (from a threshold of 0% growth in excess of our markets to a maximum of 3% growth in excess of our markets) with target performance established at 2%, weighted at 15% and providing for awards ranging from 0% of target for threshold or below average performance to a maximum of 200% of target for performance at the top of the range; and (iii) the achievement of the number of defects per million parts produced within a range established by the Compensation Committee (from a threshold of 150 defective parts per million manufactured to a maximum of 100 defective parts per million manufactured) with target performance established at 125 defective parts per million manufactured, weighted at 10% and providing for awards ranging from 0% of target for threshold or below average performance to a maximum of 200% of target for performance at the top of the range. For 2020, the Compensation Committee approved an EIP payout of 151.5% of target, based on achievement of adjusted EBITA at 24.2% of revenue (136.4% of target, unweighted), achievement of business growth in excess of our markets at 8.2% (200% of target, unweighted) and achievement of the number of defects per million parts produced at 102 parts per million (192% of target, unweighted). For 2020, no discretion was exercised by the Compensation Committee with respect to the payment of EIP awards to the named executive officers and all payouts were based solely upon Company results. One named executive officer's participation in the EIP was based on divisional (rather than corporate) performance, where the executive's payout was modified by the relative performance of the executive's division compared to the performance of the other divisions.

The EIP awards for the named executive officers for fiscal 2020, 2019 and 2018 are reflected in the column entitled "Non-Equity Incentive Plan Compensation" in the "Summary Compensation Table" and the 2020 EIP award is also reflected in the "2020 Grants of Plan-Based Awards" table below.

THE ENTEGRIS INCENTIVE PLAN



Performance Measure	Threshold	Target	Maximum	Weighting
Adjusted EBITA as a percentage of revenue	16%	22%	28%	75%
Business growth in excess of market	0%	2%	3%	15%
Number of defects per million parts	150	125	100	10%

Actual Result: 24.2%
Actual Result: 8.2%
Actual Result: 102

151.5% Weighted Average Performance

Name	Annual Base Salary	% Change From 2019	EIP Target as a Percent of Salary	% Change from 2019	Target EIP Award	Actual EIP Award as Percent of Target	Actual EIP Award
Bertrand Loy	$925,000	11%	110%	0%	$1,017,500	151.5%	$1,541,513
Gregory B. Graves	$550,000	18%	85%	13%	$467,500	151.5%	$708,263
Todd J. Edlund	$510,000	8%	80%	7%	$408,000	151.5%	$618,120
Susan Rice	$400,000	10%	60%	0%	$240,000	151.5%	$363,600
Clint Haris	$355,000	10%	60%	0%	$213,000	138.6%	$295,212

Long-Term Incentive Compensation

During 2020, executives and certain key employees were eligible to receive equity grants and awards under the Entegris, Inc. 2010 Stock Plan, as amended, and the Entegris, Inc. 2020 Stock Plan, each of which is administered by the Compensation Committee. Restricted stock unit awards, stock option awards and performance share unit awards, as described below, were the three equity vehicles used by Entegris for long-term incentive awards to executive officers during 2020. The 2020 long-term incentive awards to the named executive officers are listed in the "2020 Grants of Plan-Based Awards" table below under the columns entitled (in the case of performance share unit awards) "Estimated Future Payouts Under Equity Incentive Plan Awards," (in the case of restricted stock unit awards) "All Other Stock Awards: Number of Shares of Stock or Units" and (in the case of stock option awards) "All Other Option Awards: Number of Securities Underlying Options."

The Compensation Committee believes that long-term incentive awards to executive officers, including the named executive officers, should be comprised of a mixture of restricted stock units, stock options and performance share units. Accordingly, for 2020, the Compensation Committee approved equity awards for executive officers comprised, as a percentage of the total annual grant value, of 40% restricted stock units, 30% stock options and 30% performance share units, which has been unchanged since 2015. The total annual grant value of long-term equity incentive awards granted to our named executive officers in 2020 approximated the market median, adjusted for executive-specific factors such as tenure, proficiency in role, criticality and individual importance. A description of the terms of each type of equity award and the reasons why the Compensation Committee believes each is an appropriate long-term incentive equity vehicle follows.

• *Restricted Stock Units.* Forty percent of the 2020 equity award to executive officers consisted of restricted stock units, with restrictions lapsing in four equal installments on February 19th of the first through the fourth years following the date of award. The award of restricted stock units is designed to enable the Company to retain executive officers and other key employees during turbulent economic times and in a competitive labor market. Non-executive employees receiving equity awards in 2020 received restricted stock units, with the restrictions lapsing ratably over four years in accordance with the foregoing schedule.

- *Stock Options.* Thirty percent of the 2020 equity awards to executive officers consisted of stock options that vest in four equal installments on February 19th of the first through the fourth years following the date of grant and have a seven-year term. The Compensation Committee believes that the award of stock options is an effective mechanism to align the interests of our executive officers with those of Entegris stockholders, which is expected to lead to an increase in the long-term value of Entegris' common stock. This is because stock options only provide value to the recipient if the price of the Company's common stock appreciates, which creates a strong performance orientation consistent with our pay-for-performance philosophy. All stock options granted in 2020 were granted with an exercise price equal to the fair market value of Entegris common stock on the date of grant.

- *Performance Share Units.* Thirty percent of the 2020 equity awards to executive officers consisted of performance share units, which provide the opportunity to earn shares of the Company's common stock based on the Company's TSR as compared with the TSR achieved by the companies that comprise the Philadelphia Semiconductor Index over a three-year period following the date of award. Early in 2020, each recipient received a target allocation of performance share units; the final number of shares which may be earned pursuant to ranges from 0% to 200% of target. The number of shares actually earned at the end of the performance period is based on a pre-established payout curve, which provides for earnouts of 50%, 100% and 200% of target for performance at the 25th, 50th and 85th percentiles, respectively, with linear interpolation between such levels (no shares are earned for performance below the 25th percentile). If the Company's absolute TSR is negative, then the maximum number of shares that may be earned is the target performance share allocation. Performance share units earned over the three-year performance period will be fully vested on the last day of the performance period and are required to be settled as soon as practicable following certification of the number of shares earned by the Compensation Committee. The Compensation Committee included performance share units as a component of the 2020 long-term incentive award for executive officers because the Compensation Committee believes that relative TSR is an important metric for our stockholders' evaluation of the Company's performance against the performance of other companies. The performance share units thus create an additional alignment with stockholder interests through an objective performance metric. In addition, based on the Compensation Committee's review of peer company market data, it believes that TSR-based performance share units frequently represent a significant portion of equity incentives used by companies that compete with us in attracting, hiring, motivating and retaining executives. In February 2021, with respect to the performance share units awarded in 2018, which had terms generally similar to those of the 2020 awards described above (except that the awards made in 2018 were subject to an additional limitation whereby the value of the shares earned on the vesting date may not exceed 300% of the initial grant date fair value of the target share allocation at award), the Compensation Committee certified that Entegris' TSR during the period was at the 88th percentile versus companies in the Philadelphia Semiconductor Index, resulting in the vesting of shares at 86% of target, which reflected the application of the 300% of target value cap described above. Had the value cap not applied, shares would have vested at the maximum level (150% of target).

TIMELINE OF PSUS

	2018	2019	2020	2021	2022
2018 PSU	Year 1	Year 2	Year 3		
		3-year relative TSR			
2019 PSU		Year 1	Year 2	Year 3	
			3-year relative TSR		
2020 PSU			Year 1	Year 2	Year 3
				3-year relative TSR	

Chief Executive Officer Compensation

The Compensation Committee evaluates the compensation package of the Chief Executive Officer of Entegris in accordance with the objectives and methodology described above. In evaluating the Chief Executive Officer's target total direct compensation for 2020, the Compensation Committee also considered compensation levels of chief executive officers in the market pay analysis conducted by FW Cook, individual performance, Entegris' recent financial performance and the terms of Mr. Loy's executive employment agreement.

On July 29, 2020, the Board, upon the recommendation of the Compensation Committee, granted Mr. Loy a special award of restricted stock units valued at $3,000,000 at the time of grant. The restricted stock units will vest 50% after two years and 50% after three years. Each restricted stock unit represents a contingent right to receive one share of the Company's common stock. In determining the appropriateness of granting the award, the Compensation Committee considered benchmarking data provided by FW Cook.

The Compensation Committee periodically reviews the Company's executive compensation programs and evaluates whether there is a need to issue any "off-cycle" equity awards to the Company's executives, including the named executive officers. The Compensation Committee intended Mr. Loy's grant to reward him for delivering top-tier performance during his tenure as President and Chief Executive Officer; for his ability to have envisioned and executed the Company's strategy and critical operational initiatives; for his foresight of the benefits of this strategy and these initiatives to stockholders; for his leadership to-date, including during the COVID-19 pandemic; for the Company's performance relative to its peers and Mr. Loy's role in achieving that performance; and for positioning the Company to deliver sustainable top-tier stockholder returns into the future. The grant design is intended to further incentivize Mr. Loy to continue to deliver top-tier performance returns in the future as the Company's President and Chief Executive Officer, to retain Mr. Loy, whose leadership is valued by the Board, the Compensation Committee, employees, investors, customers and business partners, in a very competitive labor market with competition for his services and to support continued progress on the Company's long-term strategy. The Compensation Committee believed that it was in the best interest of the stockholders to retain Mr. Loy and motivate him to continue to drive the strategic direction of the Company and that making this award would help to achieve this purpose.

Other Compensation

Benefits

We provide benefit programs to executive officers and to other employees. The following table generally identifies such benefit plans and identifies those U.S. employees who may be eligible to participate:

Benefit Plan	Executive Officers	Certain Managers	Full Time Employees
401(k) Plan	✓	✓	✓
Medical/Dental Plans	✓	✓	✓
Life and Disability Insurance[1]	✓	✓	✓
Employee Stock Purchase Plan	✓	✓	✓
Supplemental Executive Retirement Plan (SERP)	✓	✓	Not Offered
Deferred Compensation Plan	✓	✓	Not Offered
Change of Control Agreements[2]	✓	Not Offered	Not Offered

[1] All Entegris officers receive company-paid long-term disability coverage that provides a monthly benefit of 60% of qualified salary to a maximum of $15,000 per month.

[2] The Company has change of control agreements with its executive officers, its Senior Vice President, Chief Commercial Officer and its Senior Vice President, Global Operations & Supply Chain.

Personal Benefits

The Company does not offer the named executive officers perquisites other than relocation expenses and allowances.

Retirement Plans

During 2020, Entegris offered retirement benefits to its U.S. employees through the tax-qualified Entegris, Inc. 401(k) Savings and Profit Sharing Plan (2017 Restatement), as amended (the "401(k) Plan"), which generally provides for an employer match for employee contributions. Executive officers participated in the 401(k) Plan on the same terms as those available for other eligible employees in the U.S. The 401(k) Plan provides a long-term savings vehicle that allows for pre-tax and/or post-tax Roth contributions by employees and tax-deferred earnings. During 2020, the Company made matching contributions to the 401(k) Plan equal to 100% of such employee contributions on the first 3% of eligible compensation and 50% of the next 2% of eligible compensation, not to exceed the annual IRS limit.

In connection with the 401(k) Plan we also maintain the Entegris, Inc. Supplemental Executive Retirement Plan ("SERP"), a non-qualified retirement plan. Under the SERP, certain senior executives, including the named executive officers, are allowed certain salary deferral benefits that would otherwise be lost by reason of restrictions imposed by the Internal Revenue Code limiting the amount of compensation which may be deferred under tax-qualified plans. Compensation that may be deferred into the SERP include employee and matching employer contributions that are in excess of the maximum deferral amount allowed under the terms of the 401(k) Plan. Participant accounts are credited with an investment return equivalent to that provided by the investment vehicles elected by the participant, which may be allocated among the same investment funds as are offered with respect to the 401(k) Plan accounts.

The individual participant balances in the 401(k) Plan and the SERP reflect a combination of: (1) the annual amount contributed by the Company or by the employee to the 401(k) Plan and the SERP and the amount of cash compensation that the employee elects to defer; (2) the annual contributions and/or deferred amounts being invested at the direction of the employee (the same investment choices are available to all participants); and (3) the continuing reinvestment of the investment returns until the accounts are paid out. This means that similarly situated employees, including the named executive officers, may have materially different account balances because of a combination of these factors. See the "Non-Qualified Deferred Compensation Table" below for more information on account balances and earnings under the SERP for the named executive officers.

Procedures for Determining Compensation

Executive Compensation Decision-Making Process

Evaluation of Compensation against External Data

For the 2020 compensation programs, the Compensation Committee evaluated each element of target total direct compensation (the sum of base salary, target annual incentive and grant date present value of long-term incentives) against corresponding compensation data from comparable companies collected by FW Cook. The Compensation Committee compared the Company's compensation practices and target compensation levels to that provided to executives among a group of companies that were evaluated by FW Cook and the Compensation Committee as being comparable to Entegris. In mid-2019, the Compensation Committee, working with FW Cook, reviewed and revised the peer group to align the peer median revenue and market capitalization more closely with those of Entegris (which had been growing at a faster rate than the previous peers' median revenue and market capitalization) and to ensure that the peer group size measures continued to be appropriately aligned with Entegris. To that end, Ashland Global Holdings Inc., Hexcel Corporation and National Instruments Corporation were added to the peer group for 2020, while each of Materion Corporation, Rayonier Advanced Materials Inc. and TTM Technologies, Inc. were removed. In addition, the peer group was revised in light of mergers and acquisitions activity, removing one acquired peer (Microsemi Corporation). The revised 20-company peer group shown below was approved by the Compensation Committee to inform its decisions with respect to target total direct compensation levels for 2020:

Advanced Energy Industries, Inc.	Ferro Corporation	National Instruments Corporation
Ashland Global Holdings Inc.	FLIR Systems, Inc.	Nordson Corporation
CMC Materials, Inc. (formerly Cabot Microelectronics Corporation)	Graco Inc.	Teradyne, Inc.
Coherent, Inc.	Hexcel Corporation	Versum Materials, Inc.
Cree, Inc.	II-VI Incorporated	W. R. Grace & Co.
Cypress Semiconductor Corporation	Innospec Inc.	Watts Water Technologies, Inc.
Diodes Incorporated	MKS Instruments, Inc.	

This group was selected from among companies operating in similar or related industries with median revenues, EBITDA, total assets and market capitalizations approximating those of the Company. The Compensation Committee selected peer companies in the same or related industries on the basis of these metrics because it believes that they are commonly used to compare the relative size of companies.

Information concerning the compensation practices of these companies was drawn from their proxy statements or other public filings. The Compensation Committee annually reviews the peer group with the assistance of FW Cook to ensure that it remains appropriate.

FW Cook supplemented this data with compensation survey data from technology companies and a broader, general industry compensation survey to develop a composite market perspective on competitive pay levels. As a general matter, the Compensation Committee intends to set target total direct compensation for the named executive officers at the market median, adjusted for executive-specific factors such as tenure, proficiency in role, criticality and individual importance.

Based upon the Compensation Committee's review of the compensation arrangements discussed below, the compensation levels of the above peer companies, general market pay practices for executives and its assessments of individual and corporate performance, the Compensation Committee believes that the Company's executive compensation policies for 2020 were appropriate. While executive officers, principally the Senior Vice President for Global Human Resources, worked closely with the Compensation Committee and with FW Cook to design Entegris' compensation programs for 2020 (other than for the Chief Executive Officer), the Compensation Committee ultimately decides which policies to adopt and directs and approves the design of all compensation programs as well as the specific compensation paid to each of the named executive officers. Discussions concerning Chief Executive Officer compensation are conducted between FW Cook and the Compensation Committee without executive officer involvement.

POSITIONING OF ENTEGRIS RELATIVE TO PEER GROUP


0
25
50
75
100
Revenue(1)
52nd Percentile
EBITDA(1)
57th Percentile
Total Assets(2)
52nd Percentile
12-Month Avg Market Cap(3)
52nd Percentile

(1) Reflects revenue or EBITDA, as applicable, for the four most-recently completed quarters as of July 31, 2019.

(2) As of the most-recently completed quarter on July 31, 2019.

(3) As of June 30, 2019.

Risk Assessment with Respect to Compensation Policies and Practices

At its December 2020 meeting, the Compensation Committee reviewed the various design elements of our compensation program to determine whether it encourages excessive or inappropriate risk-taking. The scope of this review included aspects of executive compensation and consideration of the items of our compensation policies and practices that affect all employees. In general, the process used by the Compensation Committee to complete its risk evaluation was as follows:

- The Compensation Committee identified the compensation-related risks that the Company may face;
- The Compensation Committee identified the material design elements of our compensation policies and practices with respect to all employees; and
- The Compensation Committee then evaluated whether there is a relationship between any of those design elements and any of our most significant risks. More specifically, the Compensation Committee evaluated whether any of the design elements of our compensation policies and practices encourages our employees to take excessive or inappropriate risks that are reasonably likely to have a material adverse impact on the Company.

After completing its evaluation, the Compensation Committee concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company. More specifically, the Compensation Committee concluded that our compensation program is designed to encourage employees to take actions and pursue strategies that support our best interests and the best interests of our stockholders, without promoting excessive or inappropriate risk.

The design elements of our executive compensation program (which are described in detail elsewhere in this "Compensation Discussion and Analysis" section) do not include unusual or problematic compensatory schemes that have been linked to excessive risk-taking. Furthermore, the design elements of our compensation program that directly tie compensatory rewards to our performance include various counter-balances designed to offset potentially excessive or inappropriate risk-taking. For example, there is a balance between the fixed components of the program and the performance-based components.

Similarly, with respect to the performance-based components, there is a balance between annual and longer-term incentives. Thus, the overall program is not too heavily weighted towards incentive compensation, in general, or short-term incentive compensation, in particular. The financial incentives are not based simply upon revenue. Rather, they are tied to performance metrics such as adjusted EBITA (net income before interest income, interest expense, income tax expense, intangible amortization, acquisition and integration costs, acquired inventory step-up amortization, and restructuring costs but excluding acquisition operating income, with income tax expense added back) as a percentage of revenue and quantitatively measured strategic objectives, which more closely align the interests of management with the interests of our stockholders. The performance metrics for incentive payments are established annually and reflect goals that are a stretch, but not so high that they require performance outside of what the Compensation Committee believes is reasonable or could motivate management to take actions in which we assume unreasonable levels of risk. In addition, there are caps on how much performance-based compensation may be earned in a particular performance period, and the Board has adopted a policy for clawback of performance-based compensation that was paid out in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws. Furthermore, the Company maintains stock ownership guidelines for its executive officers, including the named executive officers, in order to promote a close alignment of the interests of those executive officers with those of Entegris stockholders. The Compensation Committee also maintains an ongoing dialogue with our management to track progress on performance-based goals in order to foresee and avoid any excessive or inappropriate risk taking that may otherwise be driven by a desire to maximize performance-based compensation.

Other Items

Stock Ownership Guidelines for Executive Officers

The Company maintains stock ownership guidelines for its executive officers, including the named executive officers, in order to ensure the continuation of the close alignment of the interests of those executive officers who are elected by the Board with those of Entegris stockholders. This alignment is a critical objective of the long-term incentive compensation discussed above. The guidelines provide that the Company's executive officers attain and maintain beneficial ownership of Entegris stock at the levels indicated in the below table. Since Mr. Graves is both our Chief Financial Officer and an Executive Vice President, he is held to the higher ownership standard of four times base salary. Determination of compliance with these guidelines is made as of January 31st of each year. For purposes of the stock ownership guidelines, beneficial ownership of Entegris stock includes direct holdings, indirect holdings by immediate family members and 401(k) and employee stock ownership plans, restricted stock, restricted stock units and the net share value of in-the-money vested and unvested stock options. The guidelines also provide that executives should achieve this beneficial ownership of Entegris stock within five years of their appointment to these positions and thereafter maintain that level of ownership.

Position	Minimum Ownership Level
Chief Executive Officer	6 times Base Salary
Executive Vice Presidents	4 times Base Salary
Chief Financial Officer	3 times Base Salary
Senior Vice Presidents	2 times Base Salary
Other Executive Officers	1 times Base Salary

In addition, the Board maintains stock ownership guidelines for directors. For more information, please see the "Corporate Governance — Compensation of Directors — Stock Ownership Guidelines for Directors" section of this Proxy Statement.

As of January 31, 2021, all executive officers serving at the end of 2020 were in compliance with the stock ownership guidelines or were within the five-year compliance grace period.

Anti-Hedging and Pledging Policy

During 2014, the Board adopted a policy against hedging, pledging and speculative transactions in the Company's stock. This policy covers directors, executive officers, employees and consultants and prohibits directly or indirectly engaging in any hedging or monetization transactions with respect to the Company's securities; pledging, hypothecating, or otherwise encumbering shares of the Company's common stock or other equity securities as collateral for indebtedness, or engaging in short-term or speculative transactions in the Company's securities, including short-term trading where the Company's securities are sold within six months following the purchase (or vice versa) and short sales of the Company's securities (i.e., the sale of a security that the seller does not own).

Clawback Policy

In December 2018, the Board adopted an incentive compensation clawback policy. The Compensation Committee determined that it may be appropriate to recoup or "claw back" certain annual cash and long-term equity incentive compensation in specified situations. The Company may recoup paid incentive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws. The Compensation Committee may, in its discretion, seek to recoup the difference between the incentive compensation paid and the lower amount that would have been paid based upon accurate information or restated financial results. The Compensation Committee has flexibility to update this policy to be consistent with any subsequent SEC rules on this topic. In addition, the Company now includes a specific reference to this clawback right in its equity award agreements.

Tax Deductibility

Under Section 162(m) of the Internal Revenue Code, the Company cannot deduct for tax purposes in any year more than one million dollars of compensation for any executive who serves as the Chief Executive Officer or Chief Financial Officer of the Company at any time during the year, any of the Company's executive officers who were the three other most highly compensated executive officers for the year, or any employee who was in one of these positions in a prior year. At the time the Compensation Committee made its 2020 compensation decisions, it took into account not only the non-deductability of a significant portion of executive officer compensation for tax purposes but also the Company's compensation objectives for those executive officers, as well as considerations of competitiveness and retention. In general, the fact that a significant portion of executive officer compensation would be non-deductible for tax purposes did not affect the determination of the Compensation Committee that it was in the best interests of the Company and its stockholders for the Company to offer its executive officers an appropriately competitive level of compensation.

Management Development & Compensation Committee Report

The Management Development & Compensation Committee of the Company has reviewed and discussed the Compensation Discussion & Analysis as required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Management Development & Compensation Committee recommended to the Company's Board of Directors that the Compensation Discussion & Analysis be included in this Proxy Statement.

The information in this report of the Management Development & Compensation Committee shall not be deemed to be "soliciting material", "filed" with the SEC or subject to the liabilities of Section 18 of the Exchange Act and is not incorporated by reference into any filings of the Company with the SEC, irrespective of any general incorporation language contained in any such filing.

James F. Gentilcore, Chair
R. Nicholas Burns
James P. Lederer
Azita Saleki-Gerhardt

Management Development & Compensation Committee Interlocks and Insider Participation

The current members of the Management Development & Compensation Committee of the Board are James F. Gentilcore, Chair, R. Nicholas Burns, James P. Lederer, and Azita Saleki-Gerhardt. No member of the Management Development & Compensation Committee was at any time during fiscal year 2020 an officer or employee of either the Company or of any subsidiary thereof, or was at any time formerly an officer of the Company, nor has any member of such committee had any relationship with Entegris requiring disclosure under Item 404 of Regulation S-K.

During fiscal year 2020, no executive officer of the Company served as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served as a director of or member of the Management Development & Compensation Committee of the Company.

Executive Compensation Tables

2020 Summary Compensation Table

The following table summarizes the reportable compensation of the named executive officers for the fiscal years ended December 31, 2020, 2019 and 2018, in accordance with Item 402(c) of Regulation S-K. Because of the Company's emphasis on performance-based compensation, the Company did not pay any non-incentive plan bonuses to its named executive officers in 2020.

Name and Principal Position	Year	Salary ($)	Stock Awards[2] ($)	Option Awards[3] ($)	Non-Equity Incentive Plan Compensation[4] ($)	All Other Compensation[5] ($)	Total ($)
Bertrand Loy	2020	946,154[1]	6,325,503	1,290,210	1,541,513	82,421	10,185,801
President & Chief	2019	867,789	2,388,380	1,023,595	1,020,250	126,035	5,426,049
Executive Officer	2018	844,808	1,854,896	795,094	1,186,600	70,789	4,752,187
Gregory B. Graves	2020	548,077[1]	927,927	360,132	708,263	40,918	2,585,317
Executive Vice President &	2019	464,231	840,013	359,974	373,650	55,756	2,093,624
Chief Financial Officer	2018	442,789	699,968	300,027	461,025	34,363	1,938,172
Todd J. Edlund	2020	525,289[1]	1,082,572	420,164	618,120	42,842	2,688,987
Executive Vice President and	2019	484,904	840,013	359,974	393,525	55,146	2,133,562
Chief Operating Officer	2018	457,116	664,936	285,062	471,270	35,916	1,914,300
Susan Rice	2020	408,173[1]	494,742	192,197	363,600	32,258	1,490,970
Senior Vice President,	2019	370,673	367,478	157,495	238,500	35,496	1,169,642
Global Human Resources	2018	360,000	319,834	137,151	295,056	20,653	1,132,694
Clint Haris	2020	364,327[1]	444,250	172,918	358,692	26,429	1,366,616
Senior Vice President and General	2019	331,346	262,516	112,476	234,192	26,147	966,677
Manager, Microcontamination Control	2018	304,981	220,413	94,580	300,762	21,371	942,107

[1] Includes one bi-weekly payment that included compensation with respect to employment for a portion of the final week of 2019 due to the timing of payroll runs.

[2] Amounts reflect: (i) the grant date fair value for awards of restricted stock units made pursuant to the Company's long-term incentive program in 2020, 2019 and 2018, determined in accordance with FASB ASC Topic 718 (for a discussion of the assumptions underlying these valuations, please see Note 13 to the Company's Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which accompanies this Proxy Statement); and (ii) the grant date fair value for performance share units awarded in 2020, 2019 and 2018, determined in accordance with FASB ASC Topic 718. Assuming the highest level of performance is achieved under the performance share units granted in 2020, the maximum grant date values of the performance share units, based on the closing price of the Company's common stock on the last trading day of 2020 ($96.10) at the maximum calculated payout, is: (a) in the case of Mr. Loy – $4,460,157; (b) in the case of Mr. Graves – $1,244,713; (c) in the case of Mr. Edlund – $1,452,036; (d) in the case of Ms. Rice – $663,590; and (e) in the case of Mr. Haris – $595,767. For additional information with respect to awards made in fiscal 2020, see the 2020 Grants of Plan-Based Awards and Outstanding Equity Awards at 2020 Fiscal Year End tables herein.

[3] Amounts consist of the grant date fair value, computed in accordance with FASB ASC Topic 718, with respect to stock option awards granted in 2020, 2019 and 2018. For a discussion of the assumptions underlying these valuations, please see Note 13 to the Company's Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which accompanies this Proxy Statement.

[4] Reflects the amounts payable under the Entegris Incentive Plan with respect to the Company's performance during the indicated fiscal year and were paid in February of the succeeding year.

[5] For 2020, represents (a) employer matching contributions under the Entegris, Inc. 401(k) Savings and Profit Sharing Plan (2017 Restatement); (b) employer matching contributions to the Entegris, Inc. Supplemental Executive Retirement Plan; (c) the dollar value of group term life insurance premiums paid by the Company; and (d) the dollar value of executive short term disability premiums paid by the Company in each of the following amounts:

Name	401(k) Contributions	SERP Contributions	Life Insurance	Short Term Disability
Bertrand Loy	11,400	67,256	2,322	1,443
Gregory B. Graves	11,400	25,469	2,322	1,727
Todd J. Edlund	11,400	25,353	3,564	2,525
Susan Rice	11,400	14,467	3,564	2,827
Clint Haris	11,400	12,541	810	1,678

2020 Grants of Plan-Based Awards

During the fiscal year ended December 31, 2020, the following plan-based awards were granted to the named executive officers:

Name	Award Type	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards(#)[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)[4]	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Bertrand Loy	Entegris Incentive Plan	—	—	1,017,500	2,035,000	—	—	—	—	—	—	—
	Restricted Stock Units	2/4/2020	—	—	—	—	—	—	30,868	—	—	1,719,965
	Performance Share Units	2/4/2020	—	—	—	11,574	23,148	46,296	—	—	—	1,605,545
	Stock Options	2/4/2020	—	—	—	—	—	—	—	87,000	55.72	1,290,210
	Restricted Stock Units	7/29/2020	—	—	—	—	—	—	42,194	—	—	2,999,993
Gregory B. Graves	Entegris Incentive Plan	—	—	467,500	935,000	—	—	—	—	—	—	—
	Restricted Stock Units	2/4/2020	—	—	—	—	—	—	8,612	—	—	479,861
	Performance Share Units	2/4/2020	—	—	—	3,230	6,460	12,920		—	—	448,066
	Stock Options	2/4/2020	—	—	—	—	—	—	—	24,284	55.72	360,132
Todd J. Edlund	Entegris Incentive Plan	—	—	408,000	816,000	—	—	—	—	—	—	—
	Restricted Stock Units	2/4/2020	—	—	—	—	—	—	10,048	—	—	559,875
	Performance Share Units	2/4/2020	—	—	—	3,768	7,536	15,072	—	—	—	522,697
	Stock Options	2/4/2020	—	—	—	—	—	—	—	28,332	55.72	420,164
Susan Rice	Entegris Incentive Plan	—	—	240,000	480,000	—	—	—	—	—	—	—
	Restricted Stock Units	2/4/2020	—	—	—	—	—	—	4,592	—	—	255,866
	Performance Share Units	2/4/2020	—	—	—	1,722	3,444	6,888	—	—	—	238,876
	Stock Options	2/4/2020	—	—	—	—	—	—	—	12,960	55.72	192,197
Clint Haris	Entegris Incentive Plan	—	—	213,000	426,000	—	—	—	—	—	—	—
	Restricted Stock Units	2/4/2020	—	—	—	—	—	—	4,124	—	—	229,789
	Performance Share Units	2/4/2020	—	—	—	1,546	3,092	6,184	—	—	—	214,461
	Stock Options	2/4/2020	—	—	—	—	—	—	—	11,660	55.72	172,918

[1] Awards under the Entegris Incentive Plan. See "– Compensation Discussion & Analysis – Short-Term Incentive Compensation" above.

[2] These stock awards are performance share units which provide the opportunity to earn shares of the Company's common stock based on the Company's TSR as compared with the TSR achieved by the companies that comprise the Philadelphia Semiconductor Index over the three-year period following the date of award. See "– Compensation Discussion & Analysis – Long-Term Incentive Compensation" above. The indicated grant date fair value of these stock awards at target is calculated in accordance with FASB ASC Topic 718, excluding estimated forfeitures. Performance share units include dividend equivalent rights under which amounts equivalent to any ordinary cash dividends declared by the Company during the vesting period will accrue and will become payable under the same vesting conditions and settlement terms as the underlying shares.

[3] These stock awards are grants of restricted stock units. The restricted stock units granted on February 4, 2020 vest ratably over four years on February 19th of 2021, 2022, 2023 and 2024. The restricted stock units granted to Mr. Loy on July 29, 2020 vest 50% on July 29, 2022 and 50% on July 29, 2023. The indicated grant date fair value of these stock awards is calculated in accordance with FASB ASC Topic 718, excluding estimated forfeitures. Restricted stock units include dividend equivalent rights under which amounts equivalent to any ordinary cash dividends declared by the Company during the vesting period will accrue and will become payable under the same vesting conditions and settlement terms as the underlying shares.

[4] The indicated awards are stock option grants with an exercise price equal to the closing price on the Nasdaq of our stock on the indicated date of grant and that vest ratably over four years on each February 19th of 2021, 2022, 2023 and 2024. The indicated grant date fair value of these stock awards is calculated in accordance with FASB ASC Topic 718, excluding estimated forfeitures.

Outstanding Equity Awards at 2020 Fiscal Year End

The following table lists the number of securities underlying stock options, restricted stock units and performance share awards outstanding as of December 31, 2020; there were no other awards designated in units or other rights outstanding as of the end of the fiscal year:

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested[2] (#)	Market Value of Shares of Stock That Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested[4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares That Have Not Vested[3] ($)
Bertrand Loy	104,994	34,998	—	21.60	2/19/2024	—	—	—	—
	54,088	54,088	—	31.10	2/19/2025	—	—	—	—
	28,785	86,355	—	33.33	2/19/2026	—	—	—	—
	—	87,000	—	55.72	2/19/2027	—	—	—	—
	—	—	—	—	—	—	—	25,298	2,431,138
	—	—	—	—	—	—	—	31,772	3,070,764
	—	—	—	—	—	—	—	46,296	4,460,157
	—	—	—	—	—	11,343	1,090,062	—	—
	—	—	—	—	—	17,040	1,649,983	—	—
	—	—	—	—	—	30,711	2,968,218	—	—
	—	—	—	—	—	30,868	2,973,823	—	—
	—	—	—	—	—	42,194	4,058,219	—	—
Gregory B. Graves	—	12,987	—	21.60	2/19/2024	—	—	—	—
	20,410	20,410	—	31.10	2/19/2025	—	—	—	—
	10,123	30,369	—	33.33	2/19/2026	—	—	—	—
	—	24,284	—	55.72	2/19/2027	—	—	—	—
	—	—	—	—	—	—	—	9,547	917,467
	—	—	—	—	—	—	—	11,176	1,080,160
	—	—	—	—	—	—	—	12,920	1,244,713
	—	—	—	—	—	4,208	404,389	—	—
	—	—	—	—	—	6,430	622,617	—	—
	—	—	—	—	—	10,800	1,043,820	—	—
	—	—	—	—	—	8,612	829,680	—	—
Todd J. Edlund	—	10,164	—	21.60	2/19/2024	—	—	—	—
	19,392	19,392	—	31.10	2/19/2025	—	—	—	—
	10,123	30,369	—	33.33	2/19/2026	—	—	—	—
	—	28,332	—	55.72	2/19/2027	—	—	—	—
	—	—	—	—	—	—	—	9,070	871,627
	—	—	—	—	—	—	—	11,176	1,080,160
	—	—	—	—	—	—	—	15,072	1,452,036
	—	—	—	—	—	3,290	316,169	—	—
	—	—	—	—	—	6,108	591,438	—	—
	—	—	—	—	—	10,800	1,043,820	—	—
	—	—	—	—	—	10,048	968,024	—	—

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested[2] (#)	Market Value of Shares of Stock That Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested[4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares That Have Not Vested[3] ($)
Susan Rice	9,330	9,330	—	31.10	2/19/2025	—	—	—	—
	4,429	13,287	—	33.33	2/19/2026	—	—	—	—
	—	12,960	—	55.72	2/19/2027	—	—	—	—
	—	—	—	—	—	—	—	4,362	419,188
	—	—	—	—	—	—	—	4,889	472,522
	—	—	—	—	—	—	—	6,888	663,590
	—	—	—	—	—	6,310	606,391	—	—
	—	—	—	—	—	2,938	284,487	—	—
	—	—	—	—	—	4,725	456,671	—	—
	—	—	—	—	—	4,592	442,393	—	—
Clint Haris	8,508	2,836	—	21.60	2/19/2024	—	—	—	—
	6,434	6,434	—	31.10	2/19/2025	—	—	—	—
	3,163	9,489	—	33.33	2/19/2026	—	—	—	—
	—	11,660	—	55.72	2/19/2027	—	—	—	—
	—	—	—	—	—	—	—	3,008	289,069
	—	—	—	—	—	—	—	3,493	337,598
	—	—	—	—	—	—	—	6,184	595,767
	—	—	—	—	—	920	88,412	—	—
	—	—	—	—	—	2,024	195,984	—	—
	—	—	—	—	—	3,375	326,194	—	—
	—	—	—	—	—	4,124	397,306	—	—

[1] These options vest as follows in the order in which the options are listed in the above table:

Vesting Date	Grant Date	Bertrand Loy	Gregory B. Graves	Todd J. Edlund	Susan Rice	Clint Haris
February 19, 2021	February 14, 2017	34,998	12,987	10,164	—	2,836
	February 12, 2018	27,044	10,205	9,696	4,665	3,217
	February 5, 2019	28,785	10,123	10,123	4,429	3,163
	February 4, 2020	21,750	6,071	7,083	3,240	2,915
February 19, 2022	February 12, 2018	27,044	10,205	9,696	4,665	3,217
	February 5, 2019	28,785	10,123	10,123	4,429	3,163
	February 4, 2020	21,750	6,071	7,083	3,240	2,915
February 19, 2023	February 5, 2019	28,785	10,123	10,123	4,429	3,163
	February 4, 2020	21,750	6,071	7,083	3,240	2,915
February 19, 2024	February 4, 2020	21,750	6,071	7,083	3,240	2,915

(2) Restrictions on the indicated restricted stock units lapse as follows in the order in which the awards are listed in the above table:

Vesting Date	Grant Date	Bertrand Loy	Gregory B. Graves	Todd J. Edlund	Susan Rice	Clint Haris
February 19, 2021	February 14, 2017	11,343	4,208	3,290	—	920
	February 12, 2018	8,520	3,215	3,054	1,469	1,012
	February 5, 2019	10,237	3,600	3,600	1,575	1,125
	February 4, 2020	7,717	2,153	2,512	1,148	1,031
October 15, 2021	September 5, 2017	—	—	—	6,310	—
February 19, 2022	February 12, 2018	8,520	3,215	3,054	1,469	1,012
	February 5, 2019	10,237	3,600	3,600	1,575	1,125
	February 4, 2020	7,717	2,153	2,512	1,148	1,031
August 15, 2022	July 29, 2020	21,097	—	—	—	—
February 19, 2023	February 5, 2019	10,237	3,600	3,600	1,575	1,125
	February 4, 2020	7,717	2,153	2,512	1,148	1,031
August 15, 2023	July 29, 2020	21,097	—	—	—	—
February 19, 2024	February 4, 2020	7,717	2,153	2,512	1,148	1,031

(3) The indicated value is calculated using the closing price for the Company's common stock on the last trading day of 2020 ($96.10). The indicated value includes any dividend equivalents (in the case of performance share units granted in 2018, on a dividends-reinvested basis) accrued through December 31, 2020 with respect to the unvested shares. Shares issuable in respect of reinvested dividend equivalents are included in the number of unearned, unvested shares in the "Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested" column and are valued at the per share price indicated above. The indicated value includes aggregate dividend equivalents payable in cash upon vesting of the underlying awards for performance share units granted in 2019 and 2020 and all restricted stock units in the amount of: (a) in the case of Mr. Loy – $70,404; (b) in the case of Mr. Graves – $22,591; (c) in the case of Mr. Edlund – $23,185; (d) in the case of Ms. Rice – $10,481; and (e) in the case of Mr. Haris –$7,931.

(4) The performance share units granted in 2018 and 2019 provide the opportunity to earn shares of the Company's common stock on a scale of from 0 to 150% of the number of units originally granted, plus any accrued dividends, based on the Company's TSR as compared with the TSR achieved by the companies that comprise the Philadelphia Semiconductor Index over a three-year performance period and are fully vested when earned, subject to a cap equal to 300% of the value of the original grant. The performance share units granted in 2020 provide the opportunity to earn shares of the Company's common stock on a scale of from 0 to 200% of the number of units originally granted, plus any accrued dividends, based on the Company's TSR as compared with the TSR achieved by the companies that comprise the Philadelphia Semiconductor Index over a three-year performance period and are fully vested when earned. The shares indicated are based on the Company achieving maximum performance goals. See "– Compensation Discussion & Analysis – Long-Term Incentive Compensation" above. For performance share units granted in 2018, the number of shares includes shares issuable in connection with the reinvestment of dividend equivalents accrued through December 31, 2020 with respect to unvested shares.

2020 Option Exercises and Stock Vested

The following table provides information regarding stock options exercised by, and the number of shares of stock vested with respect to, the named executive officers during the fiscal year ended December 31, 2020:

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise[1] ($)	Number of Shares Acquired on Vesting[2] (#)	Value Realized on Vesting[3] ($)
Bertrand Loy	428,916	24,133,041	88,845	5,089,139
Gregory B. Graves	35,016	1,464,293	32,229	1,845,613
Todd J. Edlund	101,919	4,379,444	27,843	1,618,344
Susan Rice	—	—	9,354	714,799
Clint Haris	—	—	9,222	541,176

(1) Value realized upon exercise of option awards is based on the difference between the exercise price and the closing value of the Company's stock on the date of exercise (or sale price if the shares were sold on the date of exercise).

(2) Represents restricted stock units and performance share units that vested during the fiscal year.

(3) Value realized on vesting of stock awards is based on the closing value of the Company's common stock on the date of vesting plus the dollar value of dividend equivalents payable upon vesting of the underlying award.

Nonqualified Deferred Compensation

Pursuant to the SERP, certain executives, including the named executive officers, may defer eligible compensation in excess of the maximum deferral amount allowed under the terms of the Company's 401(k) Plan. Deferral elections are made by eligible executives each year for amounts to be contributed in the following year. Compensation that may be deferred into the SERP includes employee and matching employer contributions that are in excess of the maximum deferral amount allowed under the terms of the 401(k) Plan. Payment of distributions to the participant under the SERP may be made only upon the retirement, death, disability or other termination of employment with the Company and shall generally be paid in a lump sum six months following the date of such termination. No distributions from the SERP may be made to a participant while still employed by Entegris. Participants are 100% vested with respect to participant and employer matching contributions. Participant accounts under the SERP are credited with an investment return equivalent to that provided by the investment vehicles elected by the participant, which may be allocated among the same investment funds as are offered with respect to the 401(k) Plan accounts.

2020 Nonqualified Deferred Compensation Table

The following table lists the deferred contributions by the named executive officers, by the Company for the benefit of the named executive officers and the aggregate earnings, withdrawals and account balances for the named executive officers during the fiscal year ended December 31, 2020 under the SERP:

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY[1] ($)	Aggregate Earnings in Last FY[2] ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE[3] ($)
Bertrand Loy	66,231	67,256	491,005	—	2,636,994
Gregory B. Graves	27,404	25,469	74,892	—	1,017,289
Todd J. Edlund	47,276	25,353	31,493	—	443,609
Susan Rice	12,933	14,467	18,123	—	80,464
Clint Haris	—	12,541	122,308	—	859,347

[1] The employer matching contribution reflected in this column is established by an offset formula which includes contributions to the employee's 401(k) account in the calculation of the employer matching contribution under this non-qualified retirement plan. The amounts listed for each of the named executive officers in this column are detailed with respect to each named executive officer in footnote 5 to the Summary Compensation Table above in clause (b) of that footnote.

[2] The amounts listed for each of the named executive officers in this column are determined by the size of the non-qualified retirement plan account of the respective named executive officers and by their respective investment elections under the SERP from among the same investment funds that are offered under the Company's 401(k) Plan.

[3] The amounts in this column represent the fully vested balance as of December 31, 2020 and include amounts deferred in previous years. These amounts include contributions reported in the Summary Compensation Table for years 2019 and 2018 as follows: Mr. Loy, $70,975 and $59,789, respectively; Mr. Graves, $26,215 and $23,363, respectively; Mr. Edlund, $27,461 and $24,916, respectively; Ms. Rice, $15,688 and $9,653, respectively; and Mr. Haris, $14,947 and $10,371, respectively.

The Company also maintains a Deferred Compensation Plan that permits eligible participants, subject to certain restrictions, to defer a specified portion of his or her base salary, incentive compensation and stock compensation for a fixed period specified by the eligible participant at the time the deferral election is made. Eligible participants are those employees who qualify as highly compensated within the meaning of the Employee Retirement Income Security Act, as amended, and who have been designated as eligible by the Compensation Committee. Amounts deferred under this plan receive notional earnings based on the investment performance of investments selected by the eligible participant from among the same selection of investment funds as are offered under the Company's 401(k) Plan. During 2020, none of the named executive officers participated in this plan.

Employment Agreements

In connection with his promotion to Chief Executive Officer in 2012, the Company entered into an Executive Employment Agreement with Mr. Loy employing him as President and Chief Executive Officer (the "CEO Agreement"). As of December 31, 2020, under the CEO Agreement, Mr. Loy receives a base salary of $925,000 per year (which reflects increases in each of 2020, 2019, 2018, 2016 and 2015) and variable compensation pursuant to the EIP at a target performance equal to 110% of base salary. Mr. Loy is eligible to participate in the Company's Long-Term Incentive Program and to receive equity awards from time to time as determined by the Board. The CEO Agreement is subject to annual automatic renewal unless the Board sends notice of non-renewal sixty (60) days prior to expiration of the renewal term. In addition, the Company has entered into an Executive Change in Control Termination Agreement with each named executive officer, as described under "Potential Payments upon Termination or Change in Control" below. Please see that discussion for a detailed description of the terms of these agreements.

Potential Payments Upon Termination or Change In Control

There are currently in effect Executive Change in Control Termination Agreements with each of Mr. Loy, Mr. Graves, Mr. Edlund, Ms. Rice and Mr. Haris to provide them with certain severance benefits in the event of a "Change in Control" of Entegris. In general, a Change in Control shall be deemed to have occurred when (1) any person becomes the beneficial owner, directly or indirectly, of 30% or more of the Company's then outstanding common stock, (2) if those members who constituted a majority of the Board cease to be so or (3) if an agreement for the merger or other acquisition of the Company is consummated. If during the two-year period following a Change in Control the executive's employment is terminated by the Company without cause (as defined in the agreement – generally gross dereliction of duty, fraud, embezzlement or theft, material breach of fiduciary duty or certain non-competition, non-solicitation and confidentiality obligations, or conviction of a felony or crime involving moral turpitude) or if the executive terminates employment for "good reason" (as defined in the agreement – generally certain adverse changes to the terms or conditions of the executive's employment), a so-called "double trigger," then the executive will become immediately entitled to:

(i) payment of all unpaid compensation and expenses earned or incurred prior to the date of termination;

(ii) a lump-sum severance payment equal to the sum of two times (or, in the case of Mr. Loy, three times) the executive's base salary plus two times (or, in the case of Mr. Loy, three times) the greater of the highest annual bonus during the three years prior to termination or target bonus for the year of termination;

(iii) medical, dental and life insurance benefits for executive and executive's family members for a period of two years (or, in the case of Mr. Loy, three years) following the date of termination;

(iv) immediate vesting of all unvested equity awards, and, in the case of stock options, the ability to exercise stock options for a period of up to one year following such termination (or, if earlier, until the expiration date of the options); and

(v) up to $15,000 of outplacement services.

In connection with the annual review of the compensation of our executive officers in February 2020, the Compensation Committee reviewed, in consultation with FW Cook, current practices of other companies in our peer group with respect to compensation payable to the chief executive officer following a change in control by the company without cause or by the executive for good reason. The Compensation Committee noted that our then-current agreement with Mr. Loy for termination of employment by us without cause or by Mr. Loy for good reason within 24 months after a change in control provides for, among other things, certain cash severance payments based on two years of compensation, consistent with the most common practice for chief executive officers of companies in our peer group. The Compensation Committee noted, however, that a substantial number of peer companies provide cash severance payments based on three years of compensation. In light of this background, and after considering consolidation in our industry generally, our experience with the terminated transaction with Versum Materials, Inc., our performance relative to our peers, Mr. Loy's role in achieving that performance and the importance of retaining Mr. Loy's services, the Compensation Committee concluded that the severance amounts payable to Mr. Loy upon termination of employment by us without cause or by the executive for good reason within 24 months after a change in control should generally be increased from two years of compensation to three years of compensation.

Accordingly, on February 5, 2020, we entered into an amendment to Mr. Loy's change in control termination agreement, which increased the amount of the lump-sum severance payment that he would receive upon a termination of employment by us without cause (as defined in the change in control termination agreement) or by him for good reason (as defined in the change in control termination agreement) within 24 months after a change in control. Under Mr. Loy's amended change in control termination agreement, his lump-sum severance payment would equal the sum of three times (rather than two times) his base salary plus three times (rather than two time) the greater of his highest annual bonus during the three years before termination of his employment or his target bonus for the year of termination. The amendment to Mr. Loy's change in control termination agreement also extended his existing non-competition and non-solicitation obligations from a period of two years after termination of employment to a period of three years after termination of employment.

Estimate of Change in Control Severance Benefits. The following table estimates potential payments following a change in control if our named executive officers were terminated by us without "cause" or if the named executive officer terminated "for good reason" on December 31, 2020:

Name	Salary ($)	Cash Incentive Compensation Payment[1] ($)	Insurance and other Benefits[2] ($)	Net Value of Acceleration of Vesting of In-The Money Options[3] ($)	Aggregate Value of Acceleration of Vesting of Restricted Stock, Restricted Stock Units and Performance Share Units[4] ($)	Total ($)
Bertrand Loy	2,775,001	3,559,800	82,645	15,056,634	20,984,103	42,458,183
Gregory B. Graves	1,100,000	935,000	51,764	5,181,032	5,663,628	12,931,424
Todd J. Edlund	1,020,000	942,540	56,817	5,068,006	5,764,011	12,851,374
Susan Rice	800,000	590,112	52,629	1,963,800	3,089,670	6,496,211
Clint Haris	710,000	601,524	55,639	1,695,947	2,000,743	5,063,853

[1] Amounts for Mr. Loy, Mr. Edlund, Ms. Rice and Mr. Haris are based upon the cash incentive compensation paid with respect to 2018, which was the highest cash incentive compensation paid to each such named executive officer for the three fiscal years immediately preceding 2020, while the amount for Mr. Graves is based upon his target cash incentive compensation for 2020.

[2] Reflects the premiums to be paid by the Company to provide the named executive officer with health and dental benefits substantially similar to those they were receiving as of December 31, 2020 (with an assumed 5% premium increase per year on medical insurance), the premiums to be paid by the Company to provide the named executive officer with continuation of group term life insurance and the cost paid by the Company for the outplacement allowance referred to above.

[3] Reflects the net value of in-the-money unvested stock options based on the closing price of the Company's stock on the last trading day of 2020. The net value of in-the-money vested and unvested stock options based on the closing price of the Company's stock on the last trading day of 2020 ($96.10), is: (a) in the case of Mr. Loy – $28,201,242; (b) in the case of Mr. Graves – $7,143,102; (c) in the case of Mr. Edlund –$6,963,907; (d) in the case of Ms. Rice – $2,848,258; and (e) in the case of Mr. Haris – $2,946,545.

[4] Reflects the value of restricted stock units and performance share units, which are calculated assuming the Company achieves maximum performance, as of December 31, 2020, subject to valuation caps and valued based on the closing price of the Company's stock on the last trading day of 2020 ($96.10), plus accrued dividends. The value of accrued dividends is: (a) in the case of Mr. Loy – $70,404; (b) in the case of Mr. Graves – $22,591; (c) in the case of Mr. Edlund – $23,185; (d) in the case of Ms. Rice – $10,481; and (e) in the case of Mr. Haris – $7,931.

The change in control agreements for Mr. Graves and Mr. Edlund also provide for a tax "gross-up" payment to the executive of an amount sufficient to satisfy, on an after-tax basis, any excise tax payable by such executive under Section 4999 of the Internal Revenue Code of 1986 as a result of any payments or benefits received by him. We estimate that, based on the value of the payments and acceleration of vesting that would occur upon an assumed change in control and simultaneous termination of employment on December 31, 2020, calculated in accordance with IRS guidance, neither Mr. Graves nor Mr. Edlund would be subject to any excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended, and therefore would not be entitled to receive any gross-up payment in connection with such change-in-control benefits. The calculation of any applicable excise tax is complex and depends on many variables, including the executive's historical compensation prior to termination and the value of termination benefits, which depends in part on the value of our common stock on the date of termination. Accordingly, this estimate of a gross-up payment may not apply to termination of employment on any subsequent date, and the amount of any actual gross-up payment could be materially greater than such estimate. Pursuant to the Company's policy, change in control agreements entered into after 2013 do not contain any change in control tax gross-up provisions.

The change in control agreements also include a confidentiality covenant and two-year post-termination non-competition and non-solicitation covenants by each named executive officer (or, in the case of Mr. Loy, three years).

Severance Benefits in Connection with Termination. As described above in "Executive Compensation Tables — Employment Agreements," Mr. Loy and, as described below, Mr. Graves have certain agreements with the Company that provide for severance benefits in the event they are terminated by us as described below.

In the event that Mr. Loy's employment is terminated by the Board without cause as defined in the CEO Agreement (generally, conviction of or plea of no contest to certain felonies, an ongoing failure to perform his duties, gross negligence, dishonesty, willful malfeasance or gross misconduct in connection with his employment, or willful failure to follow lawful directives) or by Mr. Loy for "good reason" as defined in the CEO Agreement (generally, removal from office, material diminution of his duties, authority or compensation, material relocation, breach of the CEO Agreement by the Company, or failure to require a successor corporation to assume the CEO Agreement), or if the Company elects not to renew the CEO Agreement, then Mr. Loy is entitled to accrued but unpaid compensation; a severance benefit of salary continuation for a period of two (2) years following termination, which, assuming a termination date of December 31, 2020, would be $1,850,000; outplacement services of up to $15,000; the continuation of health and dental benefits for Mr. Loy and his immediate family for the entirety of such severance pay period, which, assuming a termination date of December 31, 2020, would have a value of $45,097, calculated in the same manner as the "Insurance and other Benefits" column in the table in "Potential Payments upon Termination or Change in Control" above; and all equity awards outstanding as of the date of termination will continue to vest in accordance with each award's original vesting schedule and vested awards will continue to be exercisable during such severance period and for a period of 90 days thereafter, which, assuming a termination date of December 31, 2020, would have a value of $24,371,772 calculated in the same manner as the "Net Value of Acceleration of Vesting of In-The-Money Options" and "Aggregate Value of Acceleration of Vesting of Restricted Stock, Restricted Stock Units and Performance Share Units" columns in the table in "Potential Payments upon Termination or Change in Control" above. In the event that Mr. Loy's employment is terminated by reason of death or disability, then all unvested equity awards outstanding as of the date of such termination vest, the value of which, assuming a termination date of December 31, 2020, is shown in the "Net Value of Acceleration of Vesting of In-The-Money Options" and "Aggregate Value of Acceleration of Vesting of Restricted Stock, Restricted Stock Units and Performance Share Units" columns in the table in "Potential Payments upon Termination or Change in Control" above, and Mr. Loy or his representative have a period of one year following termination to exercise vested stock options. In addition, the CEO Agreement imposes non-competition, non-solicitation and confidentiality covenants on Mr. Loy, which continue for the duration of the above-referenced severance period. As a condition to the continued receipt of benefits, Mr. Loy must, among other things, execute a release of claims against the Company, comply with his contractual obligations to the Company, cooperate with the Company in certain proceedings, not disparage the Company and return all Company property.

Mr. Graves entered into a severance protection agreement with the Company in 2011, which was amended in 2016. Under the terms of this severance protection agreement, in the event of the termination of Mr. Graves' employment by Entegris or a successor other than for cause (defined in a manner similar to the definition in the CEO Agreement), or if he terminates his own employment for "good reason" (defined in a manner similar to the definition in the CEO Agreement) he is entitled to severance equal to two times base pay as salary continuation, which, assuming a termination date of December 31, 2020, would be $1,100,000, outplacement services of $15,000, the continuation of his health benefits for two years, which, assuming a termination date of December 31, 2020, would have a value of $36,764, calculated in the same manner as column (d) in the table in "Potential Payments upon Termination or Change in Control" above, and the vesting of all outstanding unvested equity awards, the value of which, assuming a termination date of December 31, 2020, is shown in the "Net Value of Acceleration of Vesting of In-The-Money Options" and "Aggregate Value of Acceleration of Vesting of Restricted Stock, Restricted Stock Units and Performance Share Units" columns in the table in "Potential Payments upon Termination or Change in Control" above. This agreement also imposes non-competition, non-solicitation and confidentiality covenants on Mr. Graves for the duration of the severance period. As a condition to the continued receipt of benefits, Mr. Graves must, among other things, execute a release of claims against the Company. The severance protection agreement also provides for vesting of unvested equity awards (but not before 12 months following the relevant date of grant) and an extended exercise period in the event of Mr. Graves' retirement at age 57 with ten years of service. All options that vest before or upon retirement will be exercisable for four years or, if earlier, until expiration.

Treatment of Equity Awards in Connection with a Change in Control or Certain Other Terminations. With respect to performance share units, if the awards held by executives are assumed or continued in connection with a change in control, performance would be determined based on actual performance through the consummation of a change in control and the awards would continue to vest following such change in control based on continued service through the end of the performance period, except that if the executive is terminated without cause or resigns with good reason during the 24 months following the change in control, the award would generally vest "double-trigger" upon such termination. If performance share units are not assumed or continued in connection with a change in control, awards held by executives would generally vest upon the consummation of the change in control, with performance determined based on actual performance through the consummation of the change in control. If, prior to a change in control, an executive dies, becomes permanently disabled or retires at age 65 with ten consecutive years of employment, the executive would generally be entitled to receive the performance shares to the extent earned at the end of the three-year performance period (or, if earlier, a change in control), but the amount payable would be prorated for the executive's period of employment.

With respect to restricted stock units and stock options, if the awards are assumed or continued in connection with a change in control, the awards would generally vest "double-trigger" upon the executive's termination without cause, or upon the executive's resignation for good reason within 24 months after the change in control, and any such options would be exercisable for 24 months after termination (or, if earlier, until expiration of the option). If such restricted stock units and stock options held by executives are not assumed or continued in connection with a change in control, the awards would generally vest upon the consummation of the change in control. In addition, in the event of a "covered transaction" (which is generally defined as (i) a consolidation or merger in which Entegris is not the surviving corporation or which results in the acquisition of all of Entegris' common stock by a single person or entity or group of persons acting in concert, (ii) a sale or transfer of all or substantially all of Entegris' assets, or (iii) a dissolution or liquidation of Entegris), outstanding restricted stock units and stock options would vest in full upon the consummation of the covered transaction. Further, if an executive retires with the consent of the administrator, restricted stock units would generally vest upon retirement, and options would remain exercisable for four years (or, if earlier, until expiration of the option) and would continue to vest during such period.

The value of acceleration of vesting for the named executive officers in the foregoing scenarios would generally be the same as the amounts set forth in the "Net Value of Acceleration of Vesting of In-The-Money Options" and "Aggregate Value of Acceleration of Vesting of Restricted Stock, Restricted Stock Units and Performance Share Units" columns in the table in "Potential Payments upon Termination or Change in Control" above, assuming the occurrence of a change in control and termination of employment on December 31, 2020 or the death, permanent disability or retirement of the executive on that date (with shares valued based on the closing price of the Company's stock on the last trading day of 2020 ($96.10)), except that no performance share units would vest upon retirement because none of our named executive officers satisfied the minimum retirement age as of December 31, 2020.

CEO Pay Ratio

For purposes of calculating the CEO pay ratio required by Item 402(u) of Regulation S-K, we must determine the identity of our median employee and, in some cases, we are permitted to calculate our pay ratio for subsequent years using the same median employee. We most recently selected our median employee as of December 31, 2019. We believe that, since that date, there has been no significant change to the Company's employee population or compensation arrangements, and the circumstances of the median employee as of that date have not changed in any material respect. Accordingly, there have been no changes that the Company reasonably believes would significantly affect our pay ratio disclosure. As a result, we are using the same median employee for the calculation of the 2020 CEO pay ratio as we did for the 2019 CEO pay ratio. In 2019, to determine the pay ratio required by Item 402(u) of Regulation S-K, the Company first identified the median employee using our global employee population as of December 31, 2019, which included all global full-time, part-time, temporary, and seasonal employees that were employed on that date. The Company used "gross wages paid" as the consistently applied compensation measure across its global employee population, measured from January 1 through December 31, 2019, to calculate the median employee compensation. The Company annualized the compensation for any full-time and part-time employees that it hired in 2019 and that were employed on December 31, 2019. The Company determined this median employee's annual total compensation using the Summary Compensation Table methodology as detailed in Item 402(c)(2)(x) of Regulation S-K, and compared it to the total compensation of our CEO, as detailed in the Summary Compensation Table for 2020, to arrive at the pay ratio disclosed below. The Company's median employee's 2020 annual total compensation was approximately $72,126, and the Company's CEO's 2020 annual total compensation was $10,185,801. As a result, pursuant to Item 402(u) of Regulation S-K, the Company's 2020 CEO to median employee pay ratio is approximately 141:1.

Audit Matters


PROPOSAL 3

Ratification of Selection of Independent Registered Public Accounting Firm for 2021

✓ The Board recommends that the stockholders vote **FOR** the ratification of the selection of KPMG LLP as our independent registered public accounting firm for 2021.


KPMG LLP ("KPMG"), the Company's independent registered public accounting firm, has reported on the Company's consolidated financial statements for the years ended December 31, 2020, 2019 and 2018 and for previous fiscal years. The Audit & Finance Committee selected KPMG as the Company's independent registered public accounting firm for 2021. Representatives of KPMG are expected to be able to make a statement at the Annual Meeting if they wish to do so and to respond to appropriate stockholder questions. The engagement agreement entered into with KPMG for fiscal year 2021 is subject to mediation and arbitration procedures as the sole method for resolving disputes.

Ratification of the selection of the Company's independent registered public accounting firm is not required to be submitted to a vote of the stockholders of the Company. The Sarbanes-Oxley Act of 2002 requires the Audit & Finance Committee to be directly responsible for the appointment, compensation and oversight of the audit work of the independent registered public accounting firm. However, the Board is submitting this matter to the stockholders for ratification as a matter of good corporate governance. If the selection of KPMG is not ratified by a majority of the votes cast by the stockholders entitled to vote at the Annual Meeting, the Audit & Finance Committee will reconsider whether to retain KPMG, and may retain that firm or another firm without re-submitting the matter to the Company's stockholders. Even if stockholders vote in favor of ratification of the appointment, the Audit & Finance Committee may, in its discretion, direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and the stockholders.

Representatives of KPMG regularly attend meetings of the Audit & Finance Committee. The Audit & Finance Committee pre-approves and reviews audit and non-audit services performed by KPMG as well as the fees charged by KPMG for such services. In its pre-approval and review of non-audit service fees, the Audit & Finance Committee considers, among other factors, the possible effect of the performance of such services on the auditors' independence. To avoid potential conflicts of interest in maintaining auditor independence, publicly traded companies are prohibited from obtaining certain non-audit services from its independent registered public accounting firm. In 2020, 2019 and 2018, we did not obtain any of these prohibited services from KPMG. Entegris uses other accounting firms for these types of non-audit services. For additional information concerning the Audit & Finance Committee and its activities with KPMG, see "Corporate Governance" and "Report of the Audit & Finance Committee" herein.

Audit Fees

Aggregate fees for professional services rendered for the Company by KPMG for the fiscal years ended December 31, 2020 and 2019 were:

Service	2020 ($)	2019 ($)
Audit Fees	1,751,000	1,755,000
Audit-Related Fees	120,000	—
Tax Fees	829,000	520,000
All Other Fees	—	—
Total	2,700,000	2,275,000

Entegris

The *Audit* services for the years ended December 31, 2020 and 2019 consisted of professional services rendered for the integrated audit of the Company's consolidated financial statements and its internal control over financial reporting, as required by the Sarbanes-Oxley Act of 2002; the statutory audits of certain of the Company's foreign subsidiaries; the review of the Company's interim consolidated financial statements in quarterly reports to the SEC; incremental audit services in connection with our acquisitions of Global Measurement Technologies, Inc., Sinmat, Digital Specialty Chemicals Limited, MPD Chemicals, and Hangzhou Anow Microfiltration Co., Ltd., an auditor's consent related to the terminated merger transaction with Versum Materials, Inc. and the services normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings with the SEC.

The fees for *Audit-Related* services for the year ended December 31, 2020 were for a comfort letter in connection with our issuance of senior unsecured notes due 2028.

The fees for *Tax* services for the years ended December 31, 2020 and 2019 were for services related to tax compliance, tax planning and tax advice for the Company.

There were no fees for *All Other* services for the years ended December 31, 2020 or 2019.

The charter of the Audit & Finance Committee requires the pre-approval of all non-audit services before any such non-audit services are performed for the Company. The charter of the Audit & Finance Committee is posted on the Company's web site http://www.Entegris.com under "About Us – Investors – Corporate Governance". The Audit & Finance Committee adopted pre-approval policies and procedures with respect to audit and permissible non-audit services ("Services"). Under this policy, Services must receive either a general pre-approval or a specific pre-approval by the Audit & Finance Committee. The grant of a general pre-approval of Services is limited to identified Services that have been determined not to impair the independence of the independent registered public accounting firm and must include a maximum fee level for the Services approved. A request for specific pre-approval must include detailed information concerning the scope of the Services and the fees to be charged. The policy also provides for a special delegation of pre-approval authority to the Chair of the Audit & Finance Committee where the commencement of Services is required prior to the next scheduled meeting of the Audit & Finance Committee and it is impractical to schedule a special meeting; any such pre-approval by the Chair is subject to review by the full Audit & Finance Committee. All of the fees listed as paid for 2020 and 2019 in the table above received pre-approval by the Company's Audit & Finance Committee.

Report of the Audit & Finance Committee

The Audit & Finance Committee is currently composed of four members and acts under a written charter adopted by the Board of Directors. The members of the Audit & Finance Committee meet the standards of independence applicable to members of audit committees that are set forth in the Audit & Finance Committee Charter, the Nasdaq Stock Market, Inc. Marketplace Rules and Rule 10A-3 under the Exchange Act.

The Audit & Finance Committee reviewed the Company's audited consolidated financial statements for the fiscal year ended December 31, 2020 and discussed these consolidated financial statements with the Company's management. Management is responsible for the Company's internal controls and the financial reporting process. Management represented to the Audit & Finance Committee that the Company's consolidated financial statements had been prepared in accordance with accounting principles generally accepted in the United States. The Audit & Finance Committee selected KPMG LLP to serve as the Company's independent registered public accounting firm for 2020, which selection was ratified by the stockholders at the 2020 Annual Meeting of Stockholders. The Company's independent registered public accounting firm is responsible for performing an audit of the Company's consolidated financial statements in accordance with auditing standards generally accepted in the United States and to issue a report on those financial statements. More specifically, the Audit & Finance Committee reviews, evaluates, and discusses with the Company's management and with the independent registered public accounting firm, the following matters:

- the plan for, and report of the independent registered public accounting firm on, each audit of the Company's consolidated financial statements;
- the Company's financial disclosure documents, including all financial statements and reports filed with the Securities and Exchange Commission or sent to stockholders;
- changes in the Company's accounting practices, principles, controls or methodologies;
- significant developments or changes in accounting rules applicable to the Company; and
- the adequacy of the Company's internal controls and accounting, financial and auditing personnel and the areas of risk that could impact the Company's business.

The Audit & Finance Committee also reviewed and discussed with KPMG LLP the Company's audited consolidated financial statements for 2020 and the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC. These rules require the Company's independent registered public accounting firm to discuss with the Company's Audit & Finance Committee, among other things, the following:

• methods to account for significant unusual transactions;

• the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;

• the process used by management in formulating particularly sensitive accounting estimates and the basis for the auditors' conclusions regarding the reasonableness of those estimates; and

• any disagreements with management over the application of accounting principles, the basis for management's accounting estimates and the disclosures in the consolidated financial statements.

KPMG LLP also provided the Audit & Finance Committee with the written disclosures and the letter required by the applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the Audit & Finance Committee concerning independence. The PCAOB requires auditors annually to disclose in writing all relationships that in the auditor's professional opinion may reasonably be thought to bear on independence, confirm their perceived independence and engage in a discussion of independence. The Audit & Finance Committee discussed with KPMG LLP the matters disclosed in this communication and that firm's independence from Entegris. The Audit & Finance Committee also considered whether the provision of the audit-related and tax services to Entegris by KPMG LLP, which are referred to under PROPOSAL 3 – RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2021 below, is compatible with maintaining such auditors' independence and concluded that KPMG LLP met the specified independence standards.

Based on its discussions with management and KPMG LLP, and its review of the representations and information provided by management and KPMG LLP, the Audit & Finance Committee recommended to the Company's Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020.

In performing all of these functions, the Audit & Finance Committee acted only in an oversight capacity. The members of the Audit & Finance Committee necessarily relied on the information, opinions, reports and statements presented to them by Entegris management, which has the primary responsibility for the Company's consolidated financial statements and reports. The members of the Audit & Finance Committee also relied on the work and assurances of KPMG LLP, who in their report express an opinion on the Company's consolidated financial statements. Accordingly, while the Audit & Finance Committee recommended to the Company's Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K as described above, the foregoing oversight procedures do not assure that management has maintained adequate financial reporting processes and controls, that the consolidated financial statements are accurate, or that the audit would detect all inaccuracies or flaws in the Company's consolidated financial statements. The information in this report of the Audit & Finance Committee shall not be deemed to be "soliciting material", "filed" with the SEC or subject to the liabilities of Section 18 of the Exchange Act and is not incorporated by reference into any filings of the Company with the SEC, irrespective of any general incorporation language contained in any such filing.

AUDIT & FINANCE COMMITTEE
James P. Lederer, Chair
Michael A. Bradley
James F. Gentilcore
Brian F. Sullivan

Information about Stock Ownership

Management Holdings of Entegris Common Stock

Except as noted therein, the following table sets forth information concerning the number of shares of Entegris common stock, $0.01 par value, beneficially owned, directly or indirectly, by each director or nominee for director of the Company; each of the named executive officers; and all directors and executive officers of the Company as a group as of March 5, 2021 or subject to acquisition by any of them within sixty days following that date. This information is based on information provided by each director, nominee for director and executive officer, and the listing of such securities is not necessarily an acknowledgment of beneficial ownership. Unless otherwise indicated by footnote, the director, nominee or executive officer held sole voting and investment power over such shares.

Name of Beneficial Owner	Amount And Nature of Shares Beneficially Owned[1][2]	% of Class[3]
Michael A. Bradley	53,029	*
R. Nicholas Burns	42,808	*
Rodney Clark	273	*
James F. Gentilcore	28,724[4]	*
Yvette Kanouff	273	*
James P. Lederer	25,094	*
Paul L.H. Olson	31,740	*
Azita Saleki-Gerhardt	14,123	*
Brian F. Sullivan	98,478	*
Bertrand Loy	870,139[5]	*
Gregory B. Graves	35,625	*
Todd Edlund	208,203	*
Susan Rice	48,161	*
Clint Haris	52,331	*
All Directors and Executive Officers as a Group (21) persons (including those listed above):	1,804,114[6]	1.3%

*   None of these officers or directors owns as much as 1.0% of outstanding Entegris common stock.

[1]   Included in the shares listed as beneficially owned are the following number of shares subject to acquisition through the exercise of stock options under Entegris stock option plans which the following named executive officers have the right to acquire within 60 days following March 5, 2021: Mr. Loy – 300,444 shares; Mr. Graves – 26,399 shares; Mr. Edlund – 66,581 shares; Ms. Rice – 26,093 shares and Mr. Haris – 30,236 shares.

[2]   Includes restricted stock units that vest within 60 days following March 5, 2021 as follows: Mr. Bradley – 2,567 shares; Mr. Burns – 2,567 shares; Mr. Clark – 273 shares; Mr. Gentilcore – 2,567 shares; Ms. Kanouff – 273 shares; Mr. Lederer – 2,567 shares; Mr. Olson – 2,567 shares; Ms. Saleki-Gerhardt – 2,567 shares; and Mr. Sullivan – 2,567 shares.

[3]   Calculated based on 135,247,595 issued and outstanding shares of Entegris common stock as of March 5, 2021.

[4]   Includes 22,588 shares indirectly owned through a family trust.

[5]   Includes 192,888 shares indirectly owned through a family trust.

[6]   Includes 610,441 shares subject to acquisition by executive officers and directors within 60 days following March 5, 2021 including those described in footnotes 1 and 2 above.

Other Principal Holders of Entegris Common Stock

Based on reports filed with the SEC through March 12, 2021, the following persons are believed by the Company to be the beneficial owners of more than 5% of Entegris common stock, the Company's only class of voting securities, as of December 31, 2020:

Name and address of beneficial owner	Amount and nature of beneficial ownership	Percent of class[1]
T. Rowe Price Associates, Inc. 100 E. Pratt Street Baltimore, MD 21202	17,109,185[2]	12.7%
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	12,205,755[3]	9.0%
The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355	12,188,799[4]	9.0%

[1] Calculated based on 135,247,595 outstanding shares of Entegris common stock as of March 5, 2021.

[2] Based on information set forth in the Schedule 13G/A filed with the SEC on February 16, 2021 by T. Rowe Price Associates, Inc., a registered investment advisor ("T. Rowe Price"), relating to Entegris common stock. T. Rowe Price reported having sole dispositive power with respect to all such shares, shared dispositive power with respect to no shares, sole voting power with respect to 5,055,921 of such shares and shared voting power with respect to no shares.

[3] Based on information set forth in the Schedule 13G/A filed with the SEC on January 29, 2021, by BlackRock, Inc., a holding company ("BlackRock"), relating to Entegris common stock. BlackRock reported having sole dispositive power with respect to all such shares, shared dispositive power with respect to no shares, sole voting power with respect to 11,746,123 of such shares and shared voting power with respect to no shares.

[4] Based on information set forth in the Schedule 13G/A filed with the SEC on February 10, 2021, by The Vanguard Group, a registered investment advisor ("Vanguard"), relating to Entegris common stock. Vanguard reported having sole dispositive power with respect to 11,974,867 of such shares, shared dispositive power with respect to 213,932 of such shares, sole voting power with respect to no shares and shared voting power with respect to 104,758 of such shares.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires the Company's directors and executive officers and persons who own more than 10 percent of Entegris common stock to file with the SEC initial reports of ownership and reports of changes in ownership of Entegris common stock. Entegris is required to disclose any failure to file these reports by the required due dates. For 2020, we believe all required reports were filed on or before the applicable due date.

Miscellaneous Information on Voting and the Annual Meeting

Proxies

A stockholder giving a proxy to vote at the 2021 Annual Meeting of Stockholders may revoke it at any time before it is voted by executing and delivering to Entegris another proxy bearing a later date, by delivering a written notice to the Secretary of the Company stating that the proxy is revoked, or by voting in person at the 2021 Annual Meeting of Stockholders. Any properly completed proxy forms returned in time to be voted at the 2021 Annual Meeting of Stockholders will be voted in accordance with the instructions indicated thereon. If no instructions are indicated on the proxy, the proxy will be voted IN FAVOR of the election of the ten named nominees for director and in accordance with the recommendations of the Board with respect to other matters to come before the 2021 Annual Meeting of Stockholders. In addition, the proxy confers discretionary authority to vote on any other matter properly presented at the 2021 Annual Meeting of Stockholders which is not known to the Company as of the date of this proxy statement, unless the proxy directs otherwise.

Stockholders may vote by proxy in one of the following three ways: (1) by completing, signing and dating the enclosed proxy card and returning it in the enclosed postage paid envelope by mail, (2) by completing a proxy using the toll-free telephone number listed on the proxy card in accordance with the specified instructions, or (3) by completing the proxy card via the Internet at the Internet address listed on the proxy card in accordance with the specified instructions.

All costs of the solicitation of proxies will be borne by Entegris. In addition to solicitations by mail, the Company's directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, personal meetings and the Internet, including e-mail and text message. Brokers, dealers, banks, fiduciaries and nominees will be requested to forward proxy soliciting material to the owners of stock held in their names, and Entegris will reimburse them for their reasonable direct and indirect out-of-pocket expenses incurred in connection with the distribution of proxy materials.

Voting Securities and Votes Required

The record date for the determination of stockholders entitled to receive notice of and to vote at the 2021 Annual Meeting of Stockholders was the close of business on March 5, 2021 (the "Record Date"). On the Record Date, there were 135,247,595 shares of common stock, $0.01 par value per share, the Company's only class of voting securities, outstanding and entitled to vote. Each share of common stock is entitled to one vote. Under the Company's by-laws, the holders of a majority of the shares of common stock issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business at the meeting. Shares of common stock represented in person or by proxy (including "broker non-votes" and shares which abstain or do not vote with respect to one or more of the matters presented for stockholder approval) will be counted for purposes of determining whether a quorum is present. The affirmative vote of the holders of a majority of votes cast by the stockholders entitled to vote at the meeting is required for the election of directors (see "Corporate Governance — Board of Directors — Majority Voting for Directors" above) and for the approval of the other matters listed in the Notice of Meeting. Under the Company's bylaws, shares whose ballot is marked as withheld, shares otherwise present at the meeting but for which there is an abstention, and shares otherwise present at the meeting as to which the shareholder gives no authority or direction are not counted as votes cast. Accordingly, abstentions and "broker non-votes" will not be included in vote totals and will not affect the outcome of the voting on the election of the directors or the other matters listed in the Notice of Meeting.

Stockholder Proposals and Nominees for 2022 Annual Meeting of Stockholders

Stockholder proposals submitted for inclusion in next year's proxy materials must be received by the Company no later than November 17, 2021 and must comply with the requirements of Rule 14a-8 under the Exchange Act. Proposals should be addressed to the Corporate Secretary, Entegris, Inc., 129 Concord Road, Billerica, MA 01821.

Under the Company's by-laws, any stockholder of record of Entegris may nominate candidates for election to the Board or present other business at an annual meeting if a written notice is delivered to the Secretary of Entegris at the Company's principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting. Such written notice must set forth, among other things: (a) as to each proposed nominee: (i) the name, age, business address and, if known, residence address of each such nominee, (ii) the principal occupation or employment of each such nominee, (iii) the number of shares of stock of the Company which are beneficially owned by each such nominee, (iv) any other information concerning the nominee that must be disclosed as to nominees in proxy solicitations pursuant to Regulation 14A under the Exchange Act, including such person's written consent to be named as a nominee and to serve as a director if elected; and (v) a statement whether such nominee, if elected, has agreed to tender, promptly following such election, an irrevocable resignation to be effective if, at the next meeting for the election of directors: (A) the director does not receive the majority vote required by Section 3.3 of the by-laws and (B) the Board accepts such resignation; (b) as to any proposal other than a nomination, (i) a brief description of the business to be brought before the meeting and (ii) any substantial interest in such business of the stockholder of record and/or the beneficial owner, if any, on whose behalf the business is being proposed; and (c) as to the stockholder giving the notice and/or the beneficial owner, if any, on whose behalf the business is being proposed: (i) the name and address, as they appear on the Company's books, of such stockholder and the name and address of the beneficial owner; (ii) the class and number of shares of the Company which are beneficially owned by such stockholder and beneficial owner; (iii) the class or series and number of shares of capital stock of the Company that are beneficially owned by each associate of the stockholder or beneficial owner as of the date of the notice; (iv) a description of any agreement, arrangement or understanding (whether or not in writing) with respect to the business between or among such stockholder or beneficial owner and any other person, including without limitation any agreements that would be required to be described or reported pursuant to Item 5 or Item 6 of Exchange Act Schedule 13D (regardless of whether the requirement to file a Schedule 13D is applicable to the shareholder or beneficial owner); (v) a description of any agreement, arrangement or understanding (whether or not in writing and including any derivative or short positions, profit interests, options, hedging transactions, and borrowed or loaned shares, regardless of whether settled in shares or in cash) that has been entered into as of the date of the stockholder's notice by, or on behalf of, such stockholder or beneficial owner, the effect or intent of which is to mitigate loss, manage risk or benefit from changes in the share price of any class or series of the Company's capital stock, or increase or decrease the voting power of the stockholder or beneficial owner with respect to shares of capital stock of the Company, including the notional number of shares that are the subject of such agreement, arrangement or understanding; (vi) a description of any agreement, arrangement or understanding (whether or not in writing) between or among such stockholder or beneficial owner and any other person relating to acquiring, holding, voting or disposing of any shares of stock of the Company, including the number of shares that are the subject of such agreement, arrangement or understanding; and (vii) a description of all direct and indirect compensation and any other material agreement, arrangement, understanding or relationship during the past three years between or among such stockholder and its affiliates and associates, or others with whom such stockholder is acting in concert, on the one hand, and each such nominee and his or her affiliates and associates, or others with whom such nominee is acting in concert, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 of SEC Regulation S-K if the stockholder making the nomination, or any affiliate or associate of such stockholder or person with whom the stockholder is acting in concert, were the "registrant" for purposes of such rule and the nominee were a director or executive officer of such registrant. Further, under the by-laws, the Company may also require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as a director of the Company.

Under the Company's by-laws, nominees for director submitted by stockholders must be received no earlier than December 30, 2021 and not later than January 29, 2022. Unless the information specified above is received by Entegris at its headquarters at 129 Concord Road, Billerica, MA 01821, Attention: Corporate Secretary, within such period, nominees for director submitted by stockholders will not be eligible for election as directors at the Entegris 2022 Annual Meeting of Stockholders.

Likewise, the by-laws specify that the period for receipt of timely notice of stockholder proposals for submission to the Entegris 2022 Annual Meeting of Stockholders (other than pursuant to Rule 14a-8 under the Exchange Act) is not earlier than December 30, 2021 and not later than January 29, 2022. Unless such notice is received by Entegris at its headquarters at 129 Concord Road, Billerica, MA 01821, Attention: Corporate Secretary, within such period, the stockholder proposal will not have been properly brought before the meeting and will not be introduced at the meeting.

Annual Report on Form 10-K

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020 accompanies this proxy statement. Stockholders may obtain without charge an additional copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020 by writing to Gregory B. Graves, Executive Vice President & Chief Financial Officer, Entegris, Inc. at the Company's offices at 117 Jonathan Boulevard N, Chaska MN 55318. In addition, the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020 is available through the web site of the SEC (www.sec.gov) on the EDGAR database as well as on the Company's web page www.Entegris.com in the "Investor Relations" section under the heading "Financial Information – SEC Filings".

Other Business

The Board is not aware of any other business to come before the Annual Meeting of Stockholders. However, if other matters properly come before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote such proxy in accordance with their judgment as to such matters.

Appendix A: GAAP to Non-GAAP Reconciliations

The Company's consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States (GAAP). Adjusted EBITDA and non-GAAP earnings per common share, together with related measures thereof, are considered "non-GAAP financial measures" under the rules and regulations of the Securities and Exchange Commission. The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The Company provides supplemental non-GAAP financial measures to better understand and manage its business and believes that these measures provide investors and analysts additional and meaningful information for the assessment of the Company's ongoing results. Management also uses these non-GAAP measures to assist in the evaluation of the performance of its business segments and to make operating decisions. Management believes that the Company's non-GAAP measures help indicate the Company's baseline performance before certain gains, losses or other charges that may not be indicative of the Company's business or future outlook, and that non-GAAP measures offer a more consistent view of business performance. The Company believes the non-GAAP measures aid investors' overall understanding of the Company's results by providing a higher degree of transparency for such items and providing a level of disclosure that will help investors generally understand how management plans, measures and evaluates the Company's business performance. Management believes that the inclusion of non-GAAP measures provides greater consistency in its financial reporting and facilitates investors' understanding of the Company's historical operating trends by providing an additional basis for comparisons to prior periods. The reconciliations of GAAP net sales and net income to adjusted EBITDA and GAAP earnings per share to non-GAAP earnings per share are presented below.

Entegris

Reconciliation of GAAP Net Sales and Net Income to Non-GAAP Adjusted EBITDA

In thousands	2020	2019
Net sales	$ 1,859,313	$ 1,591,066
Net income	$ 294,969	$ 254,860
Net income - as a % of net sales	15.9%	16.0%
Adjustments to net income		
Income tax expense	59,318	63,189
Interest expense	48,600	46,962
Interest income	(786)	(4,652)
Other (income) expense, net	(6,656)	(121,081)
GAAP – Operating income	395,445	239,278
Operating margin - as a % of net sales	21.3%	15.0%
Charge for fair value write-up of acquired inventory sold	590	7,544
Deal costs	2,576	26,164
Integration costs	2,963	9,932
Severance and restructuring costs	4,364	12,494
Loss on sale of subsidiary	—	—
Amortization of intangible assets	53,092	66,428
Adjusted operating income	459,030	361,840
Adjusted operating margin	24.7%	22.7%
Depreciation	83,430	74,975
Adjusted EBITDA	$ 542,460	$ 436,815
Adjusted EBITDA – as a % of net sales	29.2%	27.5%

Reconciliation of GAAP Earnings Per Share to Non-GAAP Earnings Per Share

In thousands, except per share data	2020	2019
Net income	$ 294,969	$ 254,860
Adjustments to net income:		
Charge for fair value write-up of acquired inventory sold	590	7,544
Deal costs	2,576	26,575
Integration costs	2,963	9,932
Severance and restructuring costs	4,364	12,494
Loss on debt extinguishment and modification	2,378	1,980
Versum termination fee, net	—	(122,000)
Loss on sale of subsidiary	—	—
Amortization of intangible assets	53,092	66,428
Tax effect of adjustments to net income and discrete tax items [1]	(15,197)	(3,124)
Tax effect of legal entity restructuring	—	9,398
Tax effect of Tax Cuts and Jobs Act	—	—
Non-GAAP net income	$ 345,735	$ 264,087
Diluted earnings per common share	$ 2.16	$ 1.87
Effect of adjustments to net income	$ 0.37	$ 0.07
Diluted non-GAAP earnings per common share	$ 2.54	$ 1.93

Entegris



129 Concord Road
Billerica, Massachusetts 01821
http://www.Entegris.com

ENTEGRIS, INC.
129 CONCORD RD.
ATTN: JOE COLELLA
BILLERIA, MA 01821

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. ET on 04/28/2021. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 P.M. ET on 04/28/2021. Have your proxy card in hand when you call and then follow the instructions.
.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

The Board of Directors recommends you vote FOR the following:

1. Election of Directors

Nominees	For	Against	Abstain
1a. Michael A. Bradley	☐	☐	☐
1b. R. Nicholas Burns	☐	☐	☐
1c. Rodney Clark	☐	☐	☐
1d. James F. Gentilcore	☐	☐	☐
1e. Yvette Kanouff	☐	☐	☐
1f. James P. Lederer	☐	☐	☐
1g. Bertrand Loy	☐	☐	☐
1h. Paul L. H. Olson	☐	☐	☐
1i. Azita Saleki-Gerhardt	☐	☐	☐
1j. Brian F. Sullivan	☐	☐	☐

The Board of Directors recommends you vote FOR proposals 2 and 3.

	For	Against	Abstain
2. Approval, by non-binding vote, of the compensation paid to Entegris, Inc.'s named executive officers (advisory vote).	☐	☐	☐
3. Ratify the appointment of KPMG LLP as Entegris, Inc.'s Independent Registered Public Firm for 2021.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

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0000486653_1

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report on Form 10K are available at www.proxyvote.com

ENTEGRIS, INC.
Annual Meeting of Stockholders
April 29, 2021 10:00 AM
This proxy is solicited by the Board of Directors

By signing this proxy or granting your proxy by telephone or the Internet as described on the reverse side, you revoke all prior proxies and constitute and appoint Bertrand Loy, Gregory B. Graves and Joseph Colella and each of them singly, your proxies and attorneys, with the powers you would possess if personally present and with full power of substitution, to vote all shares of Common Stock of Entegris, Inc. held by you or in respect of which you would be entitled to vote or act at the Annual Meeting of Stockholders of Entegris, Inc. to be held at the Headquarters of Entegris, Inc., 129 Concord Road, Billerica, MA, on April 29, 2021 at 10:00 a.m., local time and at any adjournments of said meeting upon all subjects that may properly come before the meeting, subject to any directions indicated on this proxy.

IF NO DIRECTIONS ARE GIVEN ON THE REVERSE SIDE, THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED FOR ALL TEN NOMINEES; FOR THE APPROVAL OF THE ADVISORY VOTE ON EXECUTIVE COMPENSATION; FOR THE RATIFICATION OF THE INDEPENDENT PUBLIC ACCOUNTING FIRM; AND IN THE DISCRETION OF THE NAMED PROXIES AS TO ANY OTHER MATTER THAT MAY COME BEFORE THE ANNUAL MEETING OF STOCKHOLDERS OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF.

Continued and to be signed on reverse side

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